As filed with the Securities and Exchange Commission on August 24, 1999
                                               Registration No. 333-79667


--------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                             AMENDMENT NO. 1 TO
                                  FORM S-3
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                          WESTFIELD AMERICA, INC.
           (Exact name of Registrant as specified in its charter)


              MISSOURI                                  43-0758627
    (State or other jurisdiction                    (I.R.S.  Employer
  of incorporation or organization)                 Identification No.)
11601 WILSHIRE BOULEVARD, 12TH FLOOR               IRV HEPNER, SECRETARY
   LOS ANGELES, CALIFORNIA  90025          11601 WILSHIRE BOULEVARD, 12TH FLOOR
        (310) 478-4456                         LOS ANGELES, CALIFORNIA 90025
                                                    (310) 478-4456

(Address, including zip code, and          (Name, address, including zip code,
telephone number, including area           and telephone number, including
code, of registrant's principal            area code, of agent for service)
executive offices)

                                 Copies to:
                            GREGG A. NOEL, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND AVENUE
                       LOS ANGELES, CALIFORNIA 90071
                               (213) 687-5000


      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective depending upon market conditions and other factors.


      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check
the following box:                                                     | |

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities registration statement number of the
earlier effective registration statement for the same offering.        | |

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                          | |

      If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.                                   | |



                             CALCULATION OF REGISTRATION FEE

                                                   Proposed     Proposed Maximum
       Title of Each Class of        Amount to      Maximum        Aggregate        Amount of
    Securities to be Registered          be     Offering Price   Offering Price   Registration
                                     Registered    per Share          (2)            Fee (4)
                                                    (2)(3)
Series C Preferred Stock, par value     416,667      $180            $75,000,060         $20,851
$1.00 per share.....................
Series C-1 Preferred Stock, par         138,889      $180            $25,000,020          $6,950
value $1.00 per share...............
Series C-2 Preferred Stock, par         138,889      $180            $25,000,020          $6,950
value $1.00 per share...............
Common Stock, par value $0.01 per     6,944,450(1)     --               --              --
share...............................
Total...............................  7,638,895       100%          $125,000,100         $34,751
==================================== ========== =============== ================ ===============


 (1) Such shares of Common Stock are issuable upon the conversion of the Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock registered hereunder. Also being registered are such indeterminate number of additional shares of Common Stock as may be issuable upon or in connection with the exchange of Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock as a consequence of adjustments to the rate at which Series C Preferred Stock, Series C-1 Preferred Stock and Series C-2 Preferred Stock are exchanged into shares of Common Stock.
 (2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act.
 (3)  Exclusive of accrued interest and distributions, if any.
 (4) The total registration fee was paid in connection with the Registration Statement filed on May 28, 1999.


      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.



                SUBJECT TO COMPLETION, DATED AUGUST 24, 1999


 [TEXT BOX CONTENTS: The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder is not soliciting an offer to buy these securities in any state where such offer of sale is not permitted.]PROSPECTUS


                          WESTFIELD AMERICA, INC.
                    11601 WILSHIRE BOULEVARD, 12TH FLOOR
                       LOS ANGELES, CALIFORNIA 90025
                               (310) 478-4456


                     416,667 SERIES C PREFERRED SHARES
         (LIQUIDATION PREFERENCE $180 PER SERIES C PREFERRED SHARE)
                    138,889 SERIES C-1 PREFERRED SHARES
        (LIQUIDATION PREFERENCE $180 PER SERIES C-1 PREFERRED SHARE)
                    138,889 SERIES C-2 PREFERRED SHARES
        (LIQUIDATION PREFERENCE $180 PER SERIES C-2 PREFERRED SHARE)
                          6,944,450 COMMON SHARES


        Security Capital Preferred Growth Incorporated, a stockholder of Westfield America, Inc., may offer from time to time:

 o 416,667 Series C Preferred Shares;

 o 138,889 Series C-1 Preferred Shares; and

 o 138,889 Series C-2 Preferred Shares.

      Alternatively, Security Capital Preferred Growth Incorporated may convert its Series C Preferred Shares, Series C-1 Preferred Shares and Series C-2 Preferred Shares into our Common Shares, and may offer from time to time 6,944,450, subject to adjustment, of our Common Shares under this prospectus.

      We will not receive any part of the proceeds from such sales.


      Our Common Shares are listed on the New York Stock Exchange, Inc. under the symbol "WEA." On August 23, 1999, the closing price of one Common Share on the New York Stock Exchange was $14.94.


      We urge you to read carefully this prospectus and any accompanying prospectus supplement, which describes the specific terms of the securities being offered to you, before you make your investment decision.

      INVESTING IN THE SECURITIES INVOLVES RISKS, SEE "RISK FACTORS" BEGINNING ON PAGE 3.


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


        The date of this prospectus is                   , 1999.




                             TABLE OF CONTENTS


                                 PAGE                                    PAGE

 Risk Factors  . . . . . . . . .   3     Provisions of our Articles of
                                         Incorporation and By-laws and
 Special Note Regarding Forward-         of Missouri Law . . . . . . . .   41
 looking Statements  . . . . . .  21
                                         Provisions of the Partnership
                                         Agreement for the
 The Company . . . . . . . . . .  22     Operating Partnership . . . . .   45

 Use of Proceeds . . . . . . . .  23     Federal Income Tax Considerations 51

 Ratio of Earnings to Combined           Plan of Distribution  . . . . .   63
 Fixed Charges and Preferred
 Stock Dividends . . . . . . . .  23     Legal Matters . . . . . . . . .   65

 Selling Shareholder . . . . . .  24     Experts . . . . . . . . . . . .   65

 Description of Capital Stock  .  25     Where You Can Find More
                                         Information . . . . . . . . . .   65



                                RISK FACTORS

      You should carefully consider the following risks as well as the other information contained or incorporated by reference in this prospectus before purchasing the securities.

 WE MAY HAVE CONFLICTS OF INTEREST

      Controlling ownership interest of affiliates allows affiliates to exercise significant influence on us


      As of June 30, 1999, some of our affiliates owned shares of our common stock, par value $.01 per share (the "Common Shares") as follows:


      o Westfield America Trust, an Australian public property trust, owned 56.1% of the Common Shares outstanding.


      o Westfield Holdings Limited, an Australian public company, through wholly-owned subsidiaries, directly owned 19.2% of the Common Shares outstanding and, through the ownership of an equity interest in Westfield America Trust, had an interest in approximately 23.8% of the Common Shares held by Westfield America Trust, which is an additional 13.3% of the Common Shares.

      In addition, on May 29, 1998, we entered into a stock subscription agreement with Westfield America Trust pursuant to which we have the right to sell and Westfield America Trust has the obligation to purchase from us A$465 million, which was approximately US$307.7 million as of June 30, 1999, of Common Shares at a 5% discount to the then prevailing market price of our Common Shares.

      Westfield America Trust may also purchase, at its option, an additional 8,335,648 Common Shares pursuant to warrants that it may exercise in whole or in part at any time prior to May 21, 2017. See "Possible future sales of shares by affiliates could adversely affect the market price of our common shares."


      To maintain our qualification as a real estate investment trust ("REIT"), generally no individual, other than Frank P. Lowy and the members of his family, who are subject to a higher ownership threshold, may directly or indirectly hold more than 5.5%, by value, of our capital stock.


      As of December 31, 1998, the Lowy family, or interests associated with it, owned approximately 35.2% of Westfield Holdings' ordinary shares and 7.6% of the outstanding equity of Westfield America Trust. Additionally, members of the Lowy family act both as our officers and directors and as officers and directors of Westfield Holdings. By virtue of these positions and their ownership interests in Westfield Holdings and Westfield America Trust, the Lowy family is in position to exercise significant influence on us, Westfield Holdings and Westfield America Trust.

      In addition to its ownership of Common Shares, Westfield Holdings and its subsidiaries manage Westfield America Trust. With respect to the election of our directors, Westfield America Trust's trustee may only vote its Common Shares as directed by a majority of holders of equity of Westfield America Trust. With respect to all other matters, Westfield America Trust's trustee votes all of its Common Shares as recommended by Westfield Holdings and its subsidiaries. Westfield America Trust's substantial ownership of Common Shares and Westfield Holdings' ownership of Common Shares and equity of Westfield America Trust allows Westfield America Trust and Westfield Holdings to elect all of our directors and to control the vote on all matters submitted to our shareholders for a vote. Matters that could be submitted to our shareholders for a vote include approval of mergers, sales of all or substantially all of our assets, issuance of substantial additional equity and "going private" transactions. Additionally, Westfield America Trust and Westfield Holdings, by virtue of their ownership of Common Shares, have significant influence over our affairs, which influence might not be consistent with the interests of other shareholders.


      We rely on Westfield Holdings and its subsidiaries for our management and the management of our properties; we lack control over the day-to-day management of our properties

      We have no employees. We rely entirely on Westfield Holdings and its subsidiaries for our management and the management of our properties. We are not currently able to operate without Westfield Holdings and its subsidiaries. Since we cannot elect the directors of the Westfield Holdings subsidiaries that provide the services listed below, our day-to-day control of their actions is limited.

      We have entered into the following types of contracts with Westfield Holdings and its subsidiaries:


      o Management contracts, pursuant to which Westfield Holdings and its subsidiaries provide management services for all of our properties.


      o An advisory agreement, pursuant to which Westfield Holdings and its subsidiaries provide us with corporate strategic planning, administrative and other asset management services.

      o A master development framework agreement, pursuant to which Westfield Holdings and its subsidiaries provide planning and predevelopment work, to determine whether particular projects are feasible and economically viable, and development services.

      We negotiated the terms and understandings relating to these agreements with Westfield Holdings and its subsidiaries; however, we believe that they reflect market terms.

      We do, however, have approval rights over aspects of management and development as follows:

      o We set budgets and leasing guidelines in accordance with company policy that Westfield Holdings and its subsidiaries must follow in connection with managing our properties.

      o Our board of directors, including at least 75% of the independent directors, must approve all development projects in connection with plans, feasibility and costs, including fees to be paid to Westfield Holdings and its subsidiaries.

           o o Independent directors are those members of our board of directors who:

                o o o are not, and have not for the last 12 months been, directors, officers or employees of Westfield Holdings or Westfield America Trust;

                o o o are not affiliates of Westfield Holdings or Westfield America Trust or officers or employees of such affiliates;


                o o o are not members of the immediate family of any natural person described above; and

                o o o are free from any relationship that would interfere with the exercise of independent judgment as a director.

      o We generally may terminate any management contract or the advisory agreement after May 2000 if at least 75% of the independent directors and the trustee of Westfield America Trust, so long as Westfield America Trust holds at least 10% of our capital stock, determine not to renew the contract in question because of unsatisfactory performance by the applicable Westfield Holdings subsidiary that is materially detrimental to us or because the fees provided for under the particular contract are not fair.


      Westfield Holdings' interests may conflict with the interests of unaffiliated purchasers or holders

      Our contracts with Westfield Holdings' subsidiaries for property management, asset management and property development and Westfield Holdings' substantial beneficial ownership of Common Shares give Westfield Holdings interests that may conflict with the interests of unaffiliated purchasers of Common Shares or holders of Common Shares. In addition, implementation of our key growth strategies will result in increased payments of management, advisory and development fees by us to Westfield Holdings' subsidiaries. The conflicts of interest include the disparate tax treatment between our U.S. shareholders, on the one hand, and Westfield Holdings and all other foreign shareholders, including Westfield America Trust, on the other hand, resulting from the capital gain attributable to the sale of a U.S. property.

      Westfield Holdings has agreed that so long as it is managing our assets, neither it nor its subsidiaries will acquire any ownership interest in properties in the United States. Each of Westfield Holdings' management and development subsidiaries has agreed that so long as it is managing our properties or providing us with development services, as applicable, it will not manage or develop, as applicable, a shopping center property in competition with a property that we own. These agreements are subject to exceptions for Westfield Holdings' acquisition of entities that do not have any ownership interest in shopping centers in the United States but are then managing or developing a competitive center, in addition to other properties. This non-competition agreement does not apply to any activity by Westfield Holdings with respect to airport projects. We also have agreements with Frank P. Lowy, David Lowy, Peter Lowy and Steven Lowy precluding each of them from acquiring any ownership interest in shopping center properties in the United States for so long as:


      o Westfield Holdings serves as our asset manager and property manager; and

      o interests associated with the Lowy Family have significant ownership and management interests in Westfield Holdings.

      We have overlapping officers and directors with some of our affiliates

      Some of the officers and directors of Westfield Holdings and the subsidiary of Westfield Holdings which manages Westfield America Trust are also our officers and/or directors. Moreover, all of our executive officers are also employed by and provide services to Westfield Holdings and its subsidiaries and properties Westfield Holdings and its subsidiaries manage. All of our executive officers, other than Frank P. Lowy, currently devote substantially all of their time to our business. In the future, however, services performed for Westfield Holdings and its subsidiaries and properties managed by Westfield Holdings and its subsidiaries may require any particular officer, or officers, to devote less than a majority of their time to our business.

      We have a creditor relationship with Westfield Holdings and its subsidiaries; our interests may not align with the interests of Westfield Holdings and its subsidiaries for the term of the loan

      Since May 1997, we have been a creditor of two wholly-owned indirect subsidiaries of Westfield Holdings. Specifically, we lent $145.0 million dollars at an 8.5% annual interest rate. The loan is non-recourse, and is secured by a pledge of Westfield Holdings' 50% partnership interest in a limited partnership that owns a super-regional shopping center in New Jersey. We also receive a participating interest payment based upon an adjustable percentage of the cash flow of the shopping center. Total interest payments on the loan are capped at 11% per year. The loan will mature on May 21, 2007, but may be prepaid after May 21, 2000, upon the sale of Westfield Holdings' interest in the shopping center to an unaffiliated third party, subject to the payment of a yield maintenance premium based upon the highest possible participating interest payments. By its terms, the loan may be prepaid after May 21, 2002 without the payment of a yield maintenance premium. In the event of a default under the loan, we will be entitled to accelerate payment of the principal and accrued interest, and if prior to May 21, 2002, the yield maintenance premium, and may terminate our contracts with Westfield Holdings and its subsidiaries for property and asset management and property development.


      In May 1997, the board of directors of Westfield Holdings represented that other than in the case of a sale of its interest in the shopping center property, it will not prepay the loan until May 20, 2004 without payment of the yield maintenance premium. We received approximately $7.7 million in interest from the loan for the six months ended June 30, 1999, which represents a return of 10.7% of invested capital on an annualized basis. Westfield Holdings' interests with respect to the loan may not align with our interests for the duration of the loan.


 OUR ABILITY TO MAKE DISTRIBUTIONS IS DEPENDENT ON OUR OPERATING
 PARTNERSHIP'S ABILITY TO MAKE DISTRIBUTIONS

      We have transferred most of our assets to Westfield America Limited Partnership, our operating partnership, of which we are the sole general partner. Our ability to make distributions and other payments on the Common Shares is dependent upon the operating partnership making distributions and other payments to its partners. If the operating partnership does not make distributions or other payments to its partners, for any reason, it is expected that we would likely not be able to pay dividends, other distributions or other payments on the Common Shares.

 COVENANT RESTRICTIONS CONTAINED IN SOME OF THE LOAN AGREEMENTS OF OUR SUBSIDIARIES MAY LIMIT OUR ABILITY TO MAKE PAYMENTS TO OUR SHAREHOLDERS


      In some cases, our indirect subsidiaries are subject to loan agreement provisions that restrict their ability to make distributions or other payments to their security holders unless specified financial tests or other criteria are satisfied. These provisions may restrict our indirect subsidiaries' ability to make distributions to the operating partnership, which in turn would be paid to us. We are limited by our corporate credit facility from making annual dividend distributions in excess of our Funds from Operations.

      Funds from Operations means net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructurings and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated affiliates and joint ventures. This definition is in accordance with standards established by the White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts in March 1995.


 SHAREHOLDERS ARE LIMITED IN THEIR ABILITY TO CHANGE CONTROL OF US

      There are significant limitations on the ability of shareholders to change control of us. The following may prevent a change in control, tender offers for Common Shares and attempts to assemble a block of Common Shares through purchases of Common Shares from shareholders at a premium to the prevailing market price:

      o         provisions of our Restated Articles of Incorporation;

      o         provisions of our Second Amended and Restated By-Laws;

      o provisions of the First Amended and Restated Agreement of Limited Partnership of Westfield America Limited
                Partnership, dated as of August 3, 1998, as amended;

      o Westfield Holdings' and Westfield America Trust's ownership of a substantial amount of Common Shares; and/or

      o         provisions of Missouri law.

      The above listed items provide for, among other things:

      o a restriction on the constructive ownership of more than 5.5% of our capital stock by any individual (other than the Lowy family);


      o the availability of capital stock for issuance from time to time at the discretion of our board of directors;


      o         a classified board of directors;

      o the inability of shareholders to take action by written consent unless such consent is unanimous;

      o prohibitions against shareholders calling a special meeting of shareholders;

      o requirements for advance notice for raising business or making nominations at shareholders' meetings; and

      o additional requirements for some business combination transactions.


 THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN REAL ESTATE

      Adverse economic and real estate conditions could adversely affect our centers

      Our ability to make payments to our shareholders depends on our ability to generate Funds from Operations in excess of required debt payments and capital expenditure requirements.

      Funds from Operations may be adversely affected by factors that are beyond our control, including:


      o the national and regional economic climate, which may be affected by industry slowdowns, plant closings and other factors;

      o local real estate conditions, for example, a surplus of retail space;


      o retailers' and shoppers' perceptions of the safety, convenience and attractiveness of our shopping centers;


      o         trends in the retail industry;

      o         competition for tenants;

      o         high vacancy rates;

      o         changes in market rental rates;

      o the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise;

      o         the need to periodically renovate, repair and relet space;
                and

      o         increased operating costs.

      These factors could also influence the price a purchaser would be willing to pay for any of our properties if we elect to sell a property.
 In the case of vacant space, we may not get full credit for the income that can be earned from such vacant space in determining the sale price. In addition, other factors may adversely affect a property's value, including:

      o         changes in governmental regulations, zoning or tax laws;

      o         potential environmental or other legal liabilities;

      o         changes in interest rate levels;

      o         civil disorder; and

      o         acts of God, such as floods and earthquakes.

      The geographic concentration of our centers could adversely affect us


      As of June 30, 1999, 19 of our 37 shopping center properties were located in California (representing approximately 52% of our shopping centers' total gross leasable area), 6 are located in Missouri (representing approximately 16% of the total gross leasable area) and 4 are located in Connecticut (representing approximately 10% of the total gross leasable area). To the extent that general economic or other relevant conditions in these regions decline and result in decreased consumer demand in these regions, our financial performance may be adversely affected. The markets for some of these centers are also significantly dependent on the financial results of major local employers and on industry concentrations. For example, the sales growth of the shopping center properties located in California was negatively affected by the California economic recession from 1990 to 1993.


      Risks associated with our expansion and redevelopment activities could adversely affect us


      Our redevelopment and expansion of shopping center properties subjects us to a variety of risks. In the case of an unsuccessful expansion or redevelopment project, we may fail to recoup our investment in the project. These redevelopment and expansion risks include:


      o abandonment of explored redevelopment opportunities after the payment of funds;

      o failure to obtain required permits, licenses or approvals for a project;

      o expenditure of funds for construction costs beyond original estimates, possibly making a project uneconomical;

      o         temporary disruption of income from a property;

      o failure to maintain occupancy rates and rents at a level sufficient to make a completed project profitable; and

      o loss of customers due to inconvenience caused by construction.

      Risks associated with our acquisition activities could adversely affect us

      We intend to continue to acquire shopping centers to the extent they can be acquired on advantageous terms and meet our investment criteria. However, we may not be able to complete transactions in the future. When we develop or expand properties, we are subject to the risks that:

      o         costs may exceed original estimates;

      o projected occupancy and rental rates at the property may not be realized;

      o         financing may not be available on favorable terms;

      o         construction and lease-up may not be completed on schedule;
                and

      o we may experience difficulty or delays in obtaining necessary zoning, land-use, building occupancy, and other governmental permits and authorizations.

      There is a potential dilutive effect of financing future acquisitions with equity


      We anticipate that we will finance future acquisitions, at least partly by additional borrowing, or through the issuance of interests in the operating partnership ("OP Units") by the operating partnership, or by the issuance of additional equity. The use of equity financing, rather than debt, for future developments or acquisitions could have a dilutive effect on the interest of our existing shareholders.


      We may have difficulty managing our rapid growth


      We have grown rapidly. Since our initial public offering in May 1997, we have completed numerous acquisition transactions, expanding our portfolio of properties from 22 properties with total gross leasable area of 19.2 million square feet to 37 properties with total gross leasable area of 34.6 million square feet as of June 30, 1999. Our recent acquisition from TrizecHahn Centers, Inc. is our largest acquisition so far. If we fail to successfully integrate such businesses or properties, our results of operations could be adversely affected.


      Our ability to successfully integrate acquired businesses and properties depends on our ability to:

      o maintain uniform standards, controls, procedures and policies;

      o maintain adequate management, accounting and information systems; and

      o integrate the acquired properties into our overall business plan.

      We may not be able to accomplish these goals and successfully integrate any acquired businesses or properties.

      Our reliance on some tenants and anchors could adversely affect us


      The bankruptcy or insolvency, or a downturn in the business, of any of our anchor tenants or an anchor-owned store, or the failure of any anchor tenant to renew its lease when it expires could adversely affect our income and Funds from Operations because anchor tenants play an important part in generating customer traffic and making centers desirable locations. Most anchor tenants have a clause in their leases which allows the anchor tenants to cease operating, reduce their rent, or terminate their lease if other anchor stores or a percentage of non-anchor tenants at the same property are not occupied and operating. Also, some of the tenant leases permit the tenants to terminate their leases or reduce their rent if a certain number of anchor stores or a percentage of non-anchor stores cease to operate at such properties for a specified period of time. Further, these actions could adversely affect our ability to relet the space that is vacated.

      The leases of some of our anchor tenants, and the reciprocal easement agreements to which some of the anchor-owned stores are parties, may permit one of our anchors to transfer its interest in a shopping center to another retailer. The transfer to a new anchor tenant could adversely affect customer traffic in a shopping center and thereby reduce the income generated by that center and could also allow some other anchors and other tenants to make reduced rental payments or to terminate their leases at that center. Each of these developments could adversely affect our Funds from Operations and ability to make expected distributions to shareholders.

      As of December 31, 1998, anchors occupied 57.7% of the total gross leasable area of our shopping centers. As of the same date, the May Company leased 14.3%, J.C. Penney leased 10.4%, Macy's leased 10.4% and Sears leased 9.4% of our total gross leasable area. No other anchor leased more than 3.9% of our total gross leasable area.

      As of December 31, 1998, tenants whose parent company is The Limited Stores collectively occupied approximately 960,000 square feet, or 6.6% of our aggregate gross leasable area for stores smaller than anchors, kiosks permanently located within the corridors of the shopping centers and free standing buildings generally located along the perimeter of a center's parking area. These tenants include Bath & Body Works, Express, Lane Bryant, Lerner's, The Limited, Structure and Victoria's Secret, among others. While each of these tenants is operated as an independent subsidiary, an unexpected negative change in the financial strength of the parent company, The Limited Stores, could result in a substantial decrease in our revenues from leases with these tenants.

      In addition to being an anchor at many of our shopping centers, the May Department Stores Company leases 12 department store properties from us. A negative change in the financial condition of the May Department Stores Company could result in a substantial decrease in the revenues these leases provide to us.


      Our inability to relet short term spaces could adversely affect us

      We have established a temporary leasing program pursuant to which we lease some shopping mall space on a short-term basis, usually for a term of between 30 days to eleven months, pending our ability to secure suitable long-term tenants. We may be unable to relet any such space upon expiration of a short-term lease.

      Competition with other shopping centers could adversely affect us


      All of our shopping centers are located in developed retail and commercial areas, many of which compete with other malls or neighborhood shopping centers within their primary trade area. The amount of rentable space in the relevant primary trade area, the quality of facilities and the nature of stores at such competing shopping centers could each have a material adverse effect on our ability to lease space and on the level of rents we can obtain. In addition, retailers at our shopping centers face increasing competition from other forms of retailing, such as discount shopping centers and clubs, outlet malls, catalogues, video and home shopping networks, and direct mail, telemarketing and internet retailing. Other real estate investors, including other REITs, compete for acquisition of new retail shopping centers.

      Although we believe our shopping centers can compete effectively within these trade areas, we compete with other owners, managers and developers of shopping centers. Those competitors that are not REITs may be at an advantage to the extent they can utilize operating cash flows to finance projects, while we, and our competitors that are REITs, are required to distribute significant amounts of cash from operations to shareholders. Likewise, our competitors may have greater resources available for expansion, redevelopment and acquisition purposes. If we should require funds, we may have to borrow when the cost of capital is high. If the price of shopping center properties declines, our REIT distribution requirements may place us at a disadvantage with respect to potential acquisitions compared to companies that distribute a smaller percentage of their net taxable income. Competition levels could increase and might adversely affect our revenues and Funds from Operations.


      Illiquidity of our assets could adversely affect our ability to make distributions to our shareholders

      Limitations on our ability to sell our investments could adversely affect our ability to make distributions to our shareholders. Equity real estate investments are relatively illiquid and tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. Additionally, if we sell some assets that we owned, or assets which Westland Properties, Inc., now wholly owned by us, owned, on the first day of the first taxable year for which we, or Westland Properties, as applicable, qualified as a REIT, within 10 years of the relevant date, a corporate level tax upon some built-in gains would be levied on us, in turn adversely affecting distributions to our shareholders.


      Also, we acquired some of our properties from persons to whom we issued OP Units as part of the purchase price. In connection with the acquisition of these properties, in order to preserve such persons' tax deferral, we contractually agreed, in general, not to sell or otherwise transfer the properties for a specified period of time, or in certain instances, not to sell or otherwise transfer the properties without compensating the sellers of the properties for their loss of the tax deferral.

      In addition, interests of Westfield Holdings and all other foreign shareholders, including Westfield America Trust, regarding the sale of a U.S. property may be inconsistent with the interests of our other shareholders. See "We may have conflicts of interest - Westfield Holdings' interests may conflict with the interests of unaffiliated purchasers."


      Bankruptcy of our tenants could adversely affect our ability to make distributions to our shareholders


      Virtually all of our income consists of rental income paid by retail tenants at our properties. Our cash flow and our ability to make distributions to shareholders will be adversely affected if we are unable to lease a significant amount of space in the centers, or if a significant number of tenants are unable to pay their rent or other occupancy costs. If a tenant defaults in its obligations to us, we may experience substantial costs and suffer significant delays connected with renovating and reletting the property.


      In times of recession or other economic downturn, there is an increased risk that retail tenants will be unable to meet their obligations to us, otherwise default under their leases, or become debtors in cases under the United States Bankruptcy Code. If any of our tenants becomes a debtor in a case under the Bankruptcy Code, we would not be permitted to evict the tenant solely because of its bankruptcy, but the bankruptcy court could authorize the tenant to reject and terminate its lease with us. A statutory cap could substantially decrease our claim against such a tenant for unpaid and future rent below the remaining rent actually owed under the lease. In any event, our claim for unpaid rent (as capped) would likely not be paid in full.


      Bankruptcy of any of our anchor tenants could have an especially adverse effect on a property. The resulting deprivation to us of the rent due from the anchor and the reduction of foot traffic at the center could impair the performance of the remaining tenants and their ability to meet their obligations to us.


      Lack of updated title insurance for many of our properties could have an adverse affect on us

      We do not have recent policies of title insurance for many of our properties. We have determined that the substantial cost of new owner's title insurance policies for the full market value of our properties is not warranted based on the following:

      o our review of the existing owner's and/or mortgagee's title insurance policies;

      o updated title reports that we obtained for some of our properties; and

      o our absence of any knowledge of material title defects regarding any of our properties since Westfield Holdings acquired an interest in us.

      We have purchased title insurance on the properties in which we have acquired an interest from TrizecHahn Centers, Inc.

      Adverse changes in laws affecting real estate investments could adversely affect our ability to make distributions to shareholders

      We generally pass costs resulting from changes in real estate tax laws or real estate tax rates through to our tenants, thereby minimizing their effect on us. Changes in laws increasing the potential liability for environmental conditions existing at our properties, increasing the restrictions on discharges or other hazardous waste conditions, or increasing building code or similar local law requirements may result in significant unanticipated expenditures which might not be payable by our tenants and which would adversely affect our Funds from Operations and ability to make distributions to our shareholders.

      Laws benefitting disabled persons could adversely affect our business

      A number of Federal, state and local laws, including the Americans with Disabilities Act of 1990, and regulations exist that may require modifications to existing buildings on our properties or restrict some renovations by requiring improved access to such buildings by disabled persons. Additional legislation or regulations may impose further burdens or restrictions on owners with respect to improved access by disabled persons. The costs of compliance with such laws and regulations may be substantial, and limits or restrictions on completion of some renovations may limit implementation of our investment strategy in some instances or reduce overall returns on all investments. Although management has concluded, based on its review to date, that we will not suffer a material adverse effect due to the costs of compliance with such current laws and regulations, no assurance can be given in this regard.

 THERE ARE RISKS ASSOCIATED WITH DEBT FINANCING

      Inability to refinance balloon payments on debt could have an adverse effect on us


      We do not expect to have sufficient Funds from Operations to be able to make all of the balloon payments of principal on our debt, and the debt of some joint ventures in which we have an interest, that becomes due in the period from 1999 through 2001. An inability to make balloon payments when due could cause a mortgage lender to foreclose on the properties securing the loans on which the defaulted balloon payments are due. The resulting foreclosures could have a material adverse effect on us.

      As of June 30, 1999, the aggregate principal amount of consolidated and unconsolidated debt outstanding (including amounts allocable to our joint venture partners who are unaffiliated with us or Westfield Holdings) was $2,673 million. We intend to refinance such debt at or before maturity, to obtain funds either through financings secured by currently unencumbered properties or through unsecured financings. Interest rates on any debt incurred to refinance mortgage debt or debt facilities may be higher than the rates on the current mortgages or debt facilities or at floating rates. We may also issue equity or debt securities in order to obtain funds. Any equity issuance may dilute existing shareholders. We or our unaffiliated joint venture partners may be unable to refinance indebtedness or to otherwise obtain funds on commercially reasonable terms, or at all.


      We have no limitation on the amount of our debt


      Our charter and by-laws do not limit the amount of debt that we may enter into, our debt to equity ratio or the aggregate leverage ratio of our properties.

      As of June 30, 1999, we had an aggregate of $2,328 million of consolidated debt, including $167 million of fixed rate debt with The Prudential Insurance Company of America, at an average interest rate of 6.51% per annum, secured by three of our wholly-owned shopping centers and $70.6 million of fixed rate debt, at an average interest rate of 7.13% per annum, secured by the properties leased to the May Department Stores Company.

      At June 30, 1999, the consolidated debt also includes debt assumed and issued in conjunction with the shopping centers acquired in 1998 as follows:

      o mortgages assumed in conjunction with the acquisition of four of the properties purchased in 1998 totaling $237.7 million. These fixed rate mortgages bear interest per annum at 7.0%;

      o borrowings totaling $754.1 million under a secured loan facility from the Capital Company of America LLC. The loan bears interest per annum at LIBOR + 0.53% and is secured by twelve of the properties owned by us with a maturity date of December 2001. In connection with the borrowings made under this loan, we entered into an interest rate swap agreement which effectively fixed the variable rate of the loan at 6.38% per annum.

      As of June 30, 1999, our pro-rata share of debt-to-total market capitalization based on the Common Share price on June 30, 1999, was 54.6%, excluding $301.1 million of notes issued to Australian investors from the numerator, and our balance of cash and cash equivalents was $13.0 million, not including our proportionate share of cash held by unconsolidated real estate affiliates. In addition, we have a $600 million unsecured revolving credit facility with National Australia Bank Limited, Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia and Union Bank of Switzerland. As of June 30, 1999, we had unused capacity under our unsecured revolving credit facility totaling approximately $120.0 million which will be used to finance future redevelopments, acquisitions and/or for working capital.


      Risks of our debt financing could adversely affect us

      We have a substantial amount of debt. As a result, we are subject to the following risks:

      o the risk that our cash flow from operations will be insufficient to meet required payments of principal and interest;

      o the risk that we will not be able to refinance our existing indebtedness on favorable terms, or at all; and

      o the risk that we will be unable to obtain financing for necessary capital expenditures on favorable terms, or at all.

      Restrictions in our debt instruments limiting our ability to incur additional indebtedness, including for the purpose of refurbishing our properties, constructing new improvements or attracting new tenants, may adversely affect the cash flow received from the properties proposed to be improved. If we are unable to meet mortgage payments for a mortgage that is secured by one of our properties, that property could be transferred to the lender, or other third parties. As a result, we would lose the income generated by that property and the property's asset value. Additionally, such a transfer could result in corporate level tax if built-in gain is recognized.

      The loan from the Prudential Insurance Company of America contains cross-default and cross-collateralization provisions with respect to three of our shopping center properties that are collateral for the loan. The loan from The Capital Company of America LLC contains cross-default and cross-collateralization provisions with respect to twelve of our shopping center properties that are collateral for that loan. A default with respect to any mortgage included in either loan constitutes a default with respect to all such mortgages included in such loan. If a default were to occur, the lender could accelerate the indebtedness due under each of the mortgages in the loan package. Moreover, the excess value of a property securing a mortgage over the amount of that mortgage's indebtedness serves as additional collateral for the entire loan package. A default with respect to any property securing either loan could result in the transfer of all properties securing such loan away from us.

      Risks of our interest rate hedging arrangements could adversely affect us

      From time to time, in anticipation of refinancing debt, we enter into agreements to reduce the risks associated with increases in interest rates. Although these agreements provide us with some protection against rising interest rates, these agreements also reduce the benefits to us when interest rates decline. These agreements involve the following risks:

      o interest rate movements during the term of any of our agreements may result in a gain or loss to us;

      o we may be exposed to losses if the hedge is not indexed to the same rate as the debt anticipated to be incurred; and

      o we may incur a loss if the counterparty to any of our agreements fails to pay.

 THERE ARE RISKS ASSOCIATED WITH BEING A REIT

      Consequences of our failure to qualify as a REIT could adversely affect us


      If we fail to qualify as a REIT, we will not be allowed a deduction for distributions to shareholders in computing our taxable income and will be subject to Federal income tax at regular corporate rates. We also could be subject to the Federal alternative minimum tax. As a result of the additional tax liability, we might need to borrow funds or liquidate some investments in order to pay the applicable tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified. Therefore, if we lose our REIT status, the funds available for distribution to holders of our capital stock would be reduced substantially for each of the years involved. Moreover, we would no longer be required to make any distributions. Although we intend to operate as a REIT, future economic, market, legal, tax or other considerations may cause us to fail to qualify as a REIT or may cause our board of directors, with the consent of a majority of the holders of our capital stock to revoke the REIT election. In addition, tax legislation currently being considered by Congress contains language which, due to the extent of Westfield America Trust's ownership interest in us, may prevent us from re-electing REIT status in the event that our REIT election is terminated. Moreover, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by such corporation to become a REIT, and this proposal, if enacted, could also effectively preclude us from re-electing REIT status in the event that our REIT election is terminated.


      We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for Federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, previously received an opinion from the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, our tax counsel, that commencing with the taxable year ended December 31, 1994, we were organized in conformity with the requirements for qualification as a REIT and that our actual method of operation has enabled, and our proposed method of operation will enable us to, meet the requirements for qualification and taxation as a REIT.


      You should be aware that opinions of counsel are not binding on the Internal Revenue Service or any court. In rendering its opinion, Skadden, Arps, Slate, Meagher & Flom LLP relied on assumptions, representations and covenants made by us as of the date thereof regarding factual matters and on opinions of local counsel with respect to matters of local law. The opinion is expressed based upon facts, representations and assumptions as of the date thereof and Skadden, Arps, Slate, Meagher & Flom LLP does not have any obligation to advise anyone of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. We may not have met the requirements for treatment as a REIT or may not continue to meet these requirements in the future.


      Possible adverse consequences due to limits on the ownership of our capital stock

      In order to comply with the requirements for qualification as a REIT specified by the Internal Revenue Code, our Restated Articles of Incorporation place limits on ownership of shares. No individual, other than members of the Lowy family, may own directly or constructively more than 5.5%, by value, of our capital stock. The Lowy family is limited to an aggregate ownership of 26% of our capital stock. The Internal Revenue Code's rules regarding constructive ownership are broad and complex and may cause shares owned directly or constructively by a group of related entities to be constructively owned by one entity.

      In the event of a transfer of our capital stock, including the shares covered by this prospectus, that would violate the ownership restrictions, we may:

      o         treat the transfer as void; and/or

      o transfer the shares to a trust for the benefit of one or more charitable organizations.

      We also may transfer the shares to a charitable trust and, if we do so, the original intended purchaser would have a right to share in the proceeds of a sale by the trust of the shares involved, but only to the extent of their purchase price for such shares. The intended purchaser would have no other rights with respect to such shares.

      We may be liable for a corporate-level tax if we sell property that we owned prior to our conversion to REIT status.


      Pursuant to an election made by us under Internal Revenue Service Notice 88-19, we may become liable for a Federal income tax imposed at the highest corporate rate upon the sale within 10 years of any property that we owned on the first day of the first taxable year for which we qualified as a REIT -- February 12, 1994 (or January 1, 1996, in the case of property held by our subsidiary, Westland Properties). Such property also includes property that we owned on that date indirectly through partnerships, and a sale of such property by such a partnership would be considered to be a sale by us. Upon such a sale, we will be liable for a Federal income tax on the portion of the gain that was in existence on February 12, 1994.


       Although we have no present intention to dispose of any property in a manner that would trigger such tax consequences, there can be no assurance that such dispositions will not occur. Among other reasons, such dispositions could occur in the case of properties held by us through partnerships and with respect to which we may not have full control over disposition decisions.


      Our obligation to make distributions to shareholders may cause us to borrow

      To qualify as a REIT under the Internal Revenue Code, we are required each year to distribute at least 95% of our net taxable income, excluding any net capital gain designated as a capital gain distribution, to our shareholders. We cannot make any distributions on our Common Shares unless we have paid the full dividends on all classes of our outstanding preferred shares.

      Our future distributions may not allow us to satisfy all of our working capital needs using only cash flow from operations. We may need to seek periodic debt or equity financings to cover such items as:

      o allowances associated with the renewal or replacement of tenants as their leases expire; and

      o         the retirement of our debt when it becomes due.

      Additionally, differences in timing between calculation of our net taxable income and the payment of required debt amortization payments could require us to borrow funds on a short term basis in order to satisfy our REIT distribution requirements. In that case, we may be forced to borrow funds even if we believe that prevailing market conditions are not favorable or that a loan would not be advisable in the absence of tax considerations.

      Possible legislative or other actions affecting REITs could adversely affect us


      You should be aware that legislative, judicial or administrative action may change the Federal income tax treatment of us at any time, and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation of REITs are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. For example, tax legislation currently being considered by Congress contains language which, due to the extent of Westfield America Trust's ownership interest in us, may prevent us from re-electing REIT status in the event that our REIT election is terminated. In addition, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT, and this proposal, if enacted, could also effectively preclude us from re-electing REIT status in the event that our REIT election is terminated.


      We may be subject to state or local taxes

      We may be subject to state or local income and other taxation in various state or local jurisdictions. The state and local tax treatment may not conform to the Federal income tax consequences discussed in this prospectus. Any such taxes would reduce our operating cash flow. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws.

      We may have conflicts of interest with unrelated third parties in jointly owned properties


      We do not own the full interest in some of the limited partnerships and limited liability companies that own our properties, including nine of the properties owned as of June 30, 1999. Rather, we own a partial interest in joint ventures with unaffiliated third party equity interests. Our interests do not always align with those of a third party equity interest. We serve in a general partner or managing member capacity and/or Westfield Holdings serves in a management capacity with respect to some of these joint ventures and their related properties. In such instances, we and/or Westfield Holdings may have fiduciary responsibilities to the third party equity interests of a particular joint venture that must be considered when making decisions regarding their respective properties.

      Some major transactions, such as refinancing, encumbering, expanding or selling a property may require the consent of the third party equity interests in the jointly owned property. We may not be able to obtain such consents as needed, or may be able to do so only by compensating the third party equity interests from whom we seek the consent, financially or otherwise.

      Some of the jointly owned properties are subject to buy-sell provisions, rights of first refusal and/or rights of first offer. These provisions could force us to make decisions regarding buying or selling interests in particular jointly owned properties at times when we do not desire to do so. A buy-sell provision could force us to sell our interest in a jointly owned property because we do not have cash available with which to purchase a third party's equity interest. Likewise, these and other provisions in the agreements governing these jointly owned properties could prevent us from selling interests in the jointly owned properties at the most advantageous time.

      Third party equity interests could cause property ownership actions regarding particular properties that would have an adverse affect on our ability to satisfy our requirements for treatment as a REIT.


 THE BANKRUPTCY OF UNAFFILIATED PARTNERS COULD CAUSE DELAYS

      The bankruptcy of an unaffiliated partner could adversely affect the operation of any property in which the unaffiliated partner held an interest. Any action that requires approval of an unaffiliated partner in bankruptcy and is arguably not an "ordinary course" matter may be subject to delay and uncertainty while the unaffiliated partner seeks bankruptcy court approval. Moreover, the unaffiliated partner may not be able to obtain such approval.

      The discharge in bankruptcy of an unaffiliated partner might subject us to ultimate liability for a greater portion of that partnership's obligations than we would otherwise bear. In addition, even if the unaffiliated partner, or its estate, was not completely relieved of liability for such obligations, we might be required to satisfy such obligations and then rely upon a claim against the unaffiliated partner, or its estate, for reimbursement.

 THE EFFECT ON FUNDS FROM OPERATIONS OF UNINSURED LOSSES ON PROPERTIES COULD ADVERSELY AFFECT US


      We, our subsidiaries and the joint ventures in which we have an interest carry comprehensive liability, fire, extended coverage and rental loss insurance covering their respective properties, with policy specifications and insured limits customarily carried for similar properties. We do not insure against losses that are generally either not insured, not insured at full replacement cost or insured subject to larger deductibles (such as from wars, floods and earthquakes). Should an uninsured loss or a loss in excess of insured limits occur, some or all of the capital invested in a property, as well as the anticipated future revenues from the property, could be lost. The property owner, however, would remain obligated for any mortgage indebtedness or other financial obligations related to the property. We could suffer material adverse effects from any such loss. Many of our properties are located in areas where the risk of earthquakes is greater than in other parts of the country. We currently carry earthquake insurance on all properties managed by Westfield Holdings and its subsidiaries. Those policies are subject to a deductible on each building within a property equal to 5% of the insured value of each building and are further subject to a combined annual aggregate loss limit of $200 million.


      In addition, in some cases, tenants may be permitted to terminate their leases following the occurrence of a casualty event.

 POSSIBLE ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT US


      Various Federal, state and local environmental laws subject property owners and operators to liability for the costs of removal of some hazardous substances released on property, or for the costs of remediation of hazardous conditions on a property. These laws often impose liability regardless of whether the owner or operator knew of, or was responsible for, the release of the hazardous substances. The presence of hazardous substances, or the failure to properly remediate conditions caused by hazardous substances, may adversely affect the owner's ability to sell a property or to borrow using the property as collateral. The presence of hazardous substances, or the failure to properly remediate conditions caused by hazardous substances, may also cause the owner to incur substantial cleanup costs. Entities who arrange for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation at the facility to which they sent the substances. Other laws regulate the management of, and may impose liability for, personal injuries associated with exposure to asbestos-containing materials or other regulated materials. If we renovate or demolish any of our properties, we may incur substantial costs for the removal and disposal of asbestos-containing materials.


      In connection with our ownership and operation of our currently and formerly-owned properties, we and the joint ventures in which we have an interest may be potentially liable for removal or remediation costs, as well as other costs (including governmental fines and costs related to injuries to persons and property) resulting from environmental conditions at these properties.


      An independent consultant has reviewed existing environmental reports to identify environmental conditions at our properties, including some properties that we formerly owned. A majority of the reports were prepared for entities other than us. In some cases, we commissioned additional or follow-up investigations by various outside consultants. There can be no assurance, however:


 o that circumstances have not changed since any investigations were completed;

 o         that they reveal all potential environmental liabilities;

 o         that they are accurate; or

 o that prior owners or operators of the properties have not created a potential environmental liability unknown to us.


      Based on these investigations and our knowledge of the operation of our properties, we believe that many of our properties, including properties that we formerly owned, contain, or have contained, petroleum storage tanks and automobile service operations. These tanks and operations have, or may have, resulted in soil or ground water contamination. Further, we are aware of asbestos-containing materials in each of our shopping centers and in at least some of the properties we formerly owned.

      We have received environmental reports prepared by independent consultants with respect to each of the properties in which we have acquired an interest from TrizecHahn Centers, Inc. All of these environmental reports were prepared in 1998.


      Although there can be no assurances, we do not believe that environmental conditions at any of our properties will have a material adverse effect on our business, financial condition or results of operations. We cannot be sure that environmental laws will not become more stringent in the future or that the environmental conditions on or near our properties will not have a material adverse effect on individual properties or on us as a whole in the future.


 POSSIBLE FUTURE SALES OF SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON SHARES

      We have entered into agreements and issued warrants pursuant to which Westfield America Trust may in the future purchase a large number of Common Shares. As of June 30, 1999, we had 73,345,137 Common Shares outstanding. Westfield America Trust may purchase Common Shares:


      o by exercising a warrant entitling it to purchase up to 6,246,096 Common Shares from time to time prior to July 1, 2016 for $16.01 per share in cash, adjusted for stock splits, capital reconstructions or similar matters;

      o by exercising a warrant entitling it to purchase up to 2,089,552 Common Shares from time to time prior to May 21, 2017 for $15.00 per share in cash, adjusted for stock splits, capital reconstructions or similar matters; and


      o pursuant to a subscription agreement we entered into on May 29, 1998, providing for Westfield America Trust's purchase of A$465 million, which was approximately US$307.7 million as of June 30, 1999, of Common Shares in three equal installments at a 5% discount to the then prevailing market price of our Common Shares on June 29, 2001, June 28, 2002 and June 30, 2003.

      Additionally, Westfield Holdings and its subsidiaries have demand registration rights, beginning on May 21, 2000. At that time they may require us to register the sale by Westfield Holdings and its subsidiaries of up to 10,930,672 Common Shares. Those Common Shares may not be sold by Westfield Holdings and its subsidiaries until May 21, 2000. Westfield Holdings and its subsidiaries also have currently exercisable demand registration rights with respect to other Common Shares. Further, Westfield Holdings, its subsidiaries, Westfield America Trust and other affiliated shareholders may sell Common Shares in the open market subject to compliance with Rule 144 promulgated under the Securities Act of 1933, as amended.

      In addition, Westfield America Trust owns shares of our preferred stock, which are immediately convertible into 10,333,340 Common Shares, subject to anti-dilution adjustments. Furthermore, a wholly-owned subsidiary of Westfield Holdings owns shares of our preferred stock, which are immediately convertible into 2,777,780 Common Shares, subject to anti-dilution adjustments.

      We have also issued to unaffiliated purchasers:

 o 2,164,235 OP Units that are exchangeable into cash, subject to our prior and independent right to acquire such partnership interests for an equivalent number of Common Shares, subject to adjustment as provided in the partnership agreement for the operating partnership;

 o 909,143 partnership interests in our affiliated partnerships that are exchangeable into (1) an equivalent number of OP Units or
           (2) cash, subject to our prior and independent right to acquire such partnership interests for an equivalent number of Common Shares, subject to adjustment as provided in the governing partnership agreement; and

 o a liquidity option to receive our Common Shares which, based on a formula using pro forma numbers for the previous four calendar quarters, would be equal to approximately 5,700,000 Common Shares. The liquidity option is not exercisable for several years and therefore, when it is exercised, if at all, the number of Common Shares to be issued could be substantially different.


      All of the Common Shares mentioned above will be available for sale in the public markets either immediately upon issuance or from time to time pursuant to exemptions from registration or upon registration. We cannot predict the effect, if any, that future sales of Common Shares, the availability of Common Shares for future sale, or the issuance of Common Shares in the future will have on the market price of the Common Shares. Such events, however, or the perception that they might occur, could adversely affect the prevailing market price for the Common Shares. A reduction in the market price of the Common Shares could in turn adversely affect our ability to raise additional capital through the issuance of equity.


 CHANGES IN POLICY MAY BE IMPLEMENTED WITHOUT SHAREHOLDER APPROVAL WHICH MAY NOT SERVE THE INTERESTS OF ALL SHAREHOLDERS

      Our major policies, including policies with respect to acquisitions, financing, growth, investments, debt capitalization, distributions and operations, will be determined by our board of directors. The board of directors may amend or rescind these and other policies from time to time without a vote of our shareholders. Accordingly, shareholders will have no control over changes in our policies. Changes in our policies may not fully serve the interests of all shareholders.

 FUTURE ISSUANCES OF OUR SHARES WILL LIKELY HAVE A DILUTIVE EFFECT

      We expect that Westfield America Trust and Westfield Holdings will participate in our proposed dividend reinvestment plan. Shareholders who do not participate will suffer dilution of their interest in us.


      We also expect that we will issue additional equity from time to time to refinance existing debt, make acquisitions or for other corporate purposes. Any future issuance of additional equity will most likely result in dilution of some shareholders' interests. See "There are risks associated with investments in real estate - There is a potential dilutive effect of financing future acquisitions with equity," "There are risks associated with debt financing - Inability to refinance balloon payments on debt could have an adverse effect on us" and "Possible future sales of shares by affiliates could adversely affect the market price for our shares."


 OUR BUSINESS MAY BE DISRUPTED AS A RESULT OF THE YEAR 2000 ISSUE

      The "Year 2000 Issue" is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

      The Westfield Holdings subsidiary that manages most of our properties, has conducted a company wide assessment of our exposure to Year 2000 Issue related business disruptions. The assessment examined our internal systems, including computer hardware and software systems and fire, life and safety systems at our properties, and the systems of customers and suppliers critical to our operations.

      The Westfield Holdings subsidiary has substantially completed a program of replacing and upgrading all computer hardware and software systems as of October 31, 1998 and is currently testing the computer system for Year 2000 compliance. The assessment also revealed that the fire, life and safety systems and heating, ventilating and air conditioning systems at most of the properties have manual overrides available as alternatives to existing automated controls for these systems. We have completed an assessment of all electronic and mechanical control systems at our properties and we are currently in the process of upgrading or replacing any systems that are not Year 2000 compliant prior to September 30, 1999.


      We also rely on our customers to make the necessary preparations for Year 2000 so that they are able to honor their financial commitments. We have notified all of our tenants that their responsibilities under their leases will continue, notwithstanding any Year 2000 Issue difficulties they may experience. Additionally, we have identified approximately 10 anchor stores that have lease payments high enough to warrant inquiry as to their Year 2000 preparation and have made appropriate inquiries. In addition, we have contacted our third party suppliers in order to assess and, to the extent possible, minimize potential exposure to Year 2000 Issue related disruptions. We have identified, to the extent possible, alternative suppliers who are Year 2000 compliant. We also have determined that developing redundant systems adequate to provide alternative sources of utility services to a broad spectrum of our properties is not a financially viable option.


      The worst case scenario could be an extended loss of utility service resulting from interruptions at the point of power generation, line transmission or local distribution to our properties. Such an interruption could result in an inability to provide tenants with access to their spaces, thereby affecting our ability to collect rent and pay our obligations which could result in a material adverse effect on us. The effects could be as insignificant as a minor interruption in services provided to tenants resulting from unanticipated problems encountered by us or any of the significant third parties with whom we do business. The pervasiveness of the Year 2000 Issue makes it likely that previously unidentified issues will require remediation during the normal course of business. In such a case, we anticipate that automated procedures could be replaced by manual procedures while systems are repaired, and that such interruptions would have a minor effect on our operations.

      Although we believe that our efforts to minimize business disruptions resulting from the Year 2000 Issue are adequate, we can give no assurance that such efforts, and those of our customers and suppliers, will be adequate to prevent a material adverse affect on us.


             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


      This prospectus and the information incorporated by reference includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "anticipates," "intends," "plans," "estimates," "proposes," "continue," "scheduled" or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. For a discussion of factors that could cause actual results to differ, please see the discussion under "Risk Factors" in this prospectus, in any prospectus supplement, and in the other information contained in our publicly available SEC filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned not to rely too heavily on these forward-looking statements. The forward-looking statements by their nature are not intended to be definitive predictions of future events. There is no general duty for us to update forward-looking statements. There is, however, a duty for us to correct information contained in this prospectus when a disclosure is misleading when made or when a statement that was accurate when made becomes misleading due to subsequent events.


                                THE COMPANY

      Westfield America, Inc. is a REIT for U.S. Federal income tax purposes.


      We are primarily in the business of owning, operating, leasing, developing, redeveloping and acquiring shopping centers located in major markets in the east coast, midwest and west coast.

      We currently own interests in a portfolio of 37 shopping centers, 12 separate department store properties and other real estate investments.
 The centers are located in eight states in the east coast, midwest and west coast regions of the United States.


      We have transferred substantially all of our assets to Westfield America Limited Partnership, our operating partnership. We are the general partner of the operating partnership and conduct substantially all of our operations through the operating partnership.

      We have engaged a property management company to provide property management services, an asset management company to provide advisory services and a development company to provide development services. These companies provide their services to us under agreements that expire in May 2000 and are renewable annually thereafter. Each of these companies is an affiliate of Westfield Holdings.

      In order to satisfy requirements of the Internal Revenue Code applicable to REITs, we must distribute to our shareholders 95% of our REIT taxable income and meet other requirements. We will make, at a minimum, distributions to our shareholders sufficient to satisfy the distribution requirements of the Internal Revenue Code.

      Our common stock is listed on the New York Stock Exchange under the symbol "WEA". Our principal executive offices are located at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025; (310) 478-4456.



                              USE OF PROCEEDS

      All net proceeds from the sale of the securities covered by this prospectus will go to Security Capital Preferred Growth Incorporated, the selling shareholder. Accordingly, we will not receive any of the proceeds from the sale of such securities.

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:



                      FOR THE SIX                   YEAR ENDED                     PERIOD
                     MONTHS ENDED                  DECEMBER 31,               FEBRUARY 12, 1994
                       JUNE 30,                                                    THROUGH
                        1999           1998        1997     1996       1995   DECEMBER 31, 1994
                        ----           ----        ----     ----       ----   -----------------
Ratio of Earnings to
Combined Fixed
Charges and Preferred   1.03X          1.33X       1.61X     1.60X      2.25X         2.89X



      For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before minority interest, gains or losses on sale of investments, fixed charges (excluding capitalized interest and preferred stock dividends) and includes distributed operating income from unconsolidated affiliates and joint ventures instead of income from unconsolidated affiliates and joint ventures.
 Combined fixed charges and preferred stock dividends consist of interest expense, whether expensed or capitalized, and amortization of debt expense and dividends on preferred stock.


                            SELLING SHAREHOLDER

      For purpose of this prospectus, the term "Series C Preferred Shares" means all shares of our Series C cumulative convertible redeemable preferred stock, the term "Series C-1 Preferred Shares" means all shares of our Series C-1 cumulative convertible redeemable preferred stock, the term "Series C-2 Preferred Shares" means all shares of our Series C-2 cumulative convertible redeemable preferred stock and the term "Series C Shares" means the Series C Preferred Shares, the Series C-1 Preferred Shares and the Series C-2 Preferred Shares, collectively. All Series C Shares or Common Shares issuable upon conversion of the Series C Shares offered under this prospectus are being offered and sold by Security Capital Preferred Growth. As of the date of this prospectus, Security Capital Preferred Growth:

 o owns 416,667 of the Series C Preferred Shares, 138,889 of the Series C-1 Preferred Shares and 138,889 of the Series C-2 Preferred Shares, constituting 100% of the issued and outstanding Series C Shares; and

 o would own upon conversion of the Series C Shares, 6,944,450 of our Common Shares, constituting approximately 9.5 % of the issued and outstanding Common Shares.

      Under a registration rights agreement dated as of August 12, 1998, as amended on December 24, 1998, between us and Security Capital Preferred Growth, we agreed to register the Series C Shares issued to Security Capital Preferred Growth and the Common Shares into which the Series C Shares could be converted. We have also agreed to use our best efforts to keep the registration statement effective until August 12, 2001, or until all of the Series C Shares or Common Shares are sold under the registration statement or in accordance with Rule 144 of the Securities Act or may be sold in accordance with Rule 144(k) of the Securities Act, whichever comes first. Our registration of the Series C Shares and the Common Shares does not necessarily mean that Security Capital Preferred Growth will sell all or any of such shares. Merrill Lynch International Private Finance Limited, as a pledgee of the Series C Shares, may offer Series C Shares and Common Shares by this prospectus. In addition, donees and pledgees of Series C Shares, or Common Shares received from Security Capital Preferred Growth after the date of this prospectus may offer Series C Shares and Common Shares by this prospectus.

      In 1998, we paid fees of $1,250,000 to Security Capital Markets Group Incorporated in connection with the private placements of the Series C Shares with Security Capital Preferred Growth. Security Capital Markets Group Incorporated is an indirect, wholly-owned subsidiary of Security Capital Group Incorporated, and a registered broker-dealer and member of the National Association of Securities Dealers, Inc. As of March 31, 1999, Security Capital Group Incorporated owned 9.74% of Security Capital Preferred Growth through SC Realty Incorporated, a wholly-owned subsidiary of Security Capital Group Incorporated. Security Capital Group Incorporated also owns 100% of Security Capital Preferred Growth's adviser, Security Capital Global Capital Management Group Incorporated.

                        DESCRIPTION OF CAPITAL STOCK


      The following is a description of the material terms of our capital stock and of some provisions of Missouri law. You should also read our Restated Articles of Incorporation, as amended, including the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series B Preferred Shares and Fixing Preferences and Rights Thereof," the Certificate of Designation setting forth "Resolution Designating Series C Preferred Shares and Fixing Preferences and Rights Thereof," as amended (the "Series C Certificate of Designation"), the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series C-1 Preferred Shares and Fixing Preferences and Rights Thereof," the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series C-2 Preferred Shares and Fixing Preferences and Rights Thereof," the Certificate of Designation setting forth "Resolution Designating Series D Preferred Shares and Fixing Preferences and Rights Thereof " (the "Series D Certificate of Designation"), the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series D-1 Preferred Shares and Fixing Preferences and Rights Thereof" and the Certificate of Designation setting forth "Resolution of the Board of Directors of Westfield America, Inc. Designating Series E Preferred Shares and Fixing Preferences and Rights Thereof" ("Articles of Incorporation"), Second Amended and Restated By-Laws, as amended (the "By-Laws"), and provisions of the General Business and Corporation Law of Missouri (the "GBCL"). We have filed copies of our Articles of Incorporation and By-Laws with the SEC and have incorporated by reference such documents as exhibits to the registration statement of which this prospectus is a part.


      As of the date of this prospectus, our authorized capital consisted of 410,000,200 shares, designated as follows:

      o 200 shares of non-voting senior preferred stock (the "Senior Preferred Shares"), par value $1.00 per share

      o 5,000,000 shares of preferred stock (the "Preferred Shares"), par value $1.00 per share, designated as follows:

           o o 940,000 shares of Series A cumulative redeemable preferred stock (the "Series A Preferred Shares")

           o o 400,000 shares of Series B cumulative redeemable preferred stock (the "Series B Preferred Shares")

           o o            416,667 Series C Preferred Shares

           o o            138,889 Series C-1 Preferred Shares

           o o            138,889 Series C-2 Preferred Shares

           o o 694,445 shares of Series D cumulative convertible redeemable preferred stock (the "Series D Preferred Shares")

           o o            138,889 shares of Series D-1 cumulative
                          convertible redeemable preferred stock (the
                          "Series D-1 Preferred Shares")


           o o 477,778 shares of Series E cumulative convertible redeemable preferred stock (the "Series E Preferred Shares")

           o o 1,654,443 Preferred Shares which have not been designated


      o         200,000,000 Common Shares

      o         205,000,000 excess shares, par value $.01 per share (the
                "Excess Shares")


      As of August 20, 1999, our outstanding capital consisted of:


      o 2,737,779 Preferred Shares, with the following amounts outstanding:

           o o            940,000 Series A Preferred Shares

           o o            270,000 Series B Preferred Shares

           o o            416,667 Series C Preferred Shares

           o o            138,889 Series C-1 Preferred Shares

           o o            138,889 Series C-2 Preferred Shares

           o o            694,445 Series D Preferred Shares

           o o            138,889 Series D-1 Preferred Shares


           o o            477,778 Series E Preferred Shares

      o         73,345,137 Common Shares


           o o            warrants to purchase up to 8,335,648 Common Shares


           o o the right to sell A$465 million, which was approximately US$307.7 million as of June 30, 1999, of Common Shares

           o o 2,164,235 OP Units that are exchangeable into cash, subject to our prior and independent right to acquire such partnership interests for an equivalent number of Common Shares, which number is subject to adjustment as provided in the partnership agreement for the operating partnership

           o o 909,143 partnership interests in our affiliated partnerships that are exchangeable into (1) an equivalent number of OP Units or (2) cash, subject to our prior and independent right to acquire such partnership interests for an equivalent number of Common Shares, which number is subject to adjustment as provided in the governing partnership agreement

           o o a liquidity option to receive our Common Shares which, based on a formula using pro forma numbers for the previous four calendar quarters, would be equal to approximately 5,700,000 Common Shares. The liquidity option is not exercisable for several years and therefore, when it is exercised, if at all, the number of Common Shares to be issued could be substantially different. For a description of the formula, see "--Liquidity Option"



 SENIOR PREFERRED SHARES

      Any holders of Senior Preferred Shares are entitled to receive, when and as declared by our board of directors, a cash dividend at the annual rate of $35.00 per share, if such funds are legally available, and no more. This dividend is payable quarterly. We will not pay any dividend on any Preferred Shares or Common Shares unless the full dividend has been paid on Senior Preferred Shares. Upon our liquidation, dissolution or winding up, any holders of Senior Preferred Shares are entitled to be paid in full an amount equal to $550.00 per share, together with the full dividend on each share for the then current quarterly-yearly dividend period before any dividend or payment is made to the holders of any Preferred Shares or Common Shares. Except as required by applicable law, any holders of Senior Preferred Shares do not have any voting rights in us. As of the date of this prospectus, there are no outstanding Senior Preferred Shares.

 PREFERRED SHARES

      We may issue Preferred Shares from time to time in one or more series as our board of directors authorizes us to do. Before we issue a new series of Preferred Shares, our board of directors must pass a resolution designating the series, which serves to distinguish the new series from other series and classes of stock. The resolution also sets forth the number of shares to be included in the new series and establishes the terms, rights, restrictions and qualifications of the shares of the new series. These may include any preferences, voting powers, dividend rights and redemption, sinking fund and conversion rights. Prior to issuing the shares in a series, and subject to the express terms of any other outstanding series of Preferred Shares, our board of directors can increase or decrease the number of shares in a series, alter the designation of a series or classify or reclassify any unissued shares of a series by fixing or altering any terms, rights, restrictions and qualifications of the shares in that series.

      Series A Preferred Shares

      Dividends. The holders of Series A Preferred Shares are entitled to receive, when and as declared by our board of directors, cumulative cash dividends per share equal to the greater of:

      o          $8.50 per year; and

      o an amount currently equal to 6.2461 times the dividend declared on Common Shares for such period, adjusted for stock splits and similar matters, if such funds are legally available.

 Holders of Series A Preferred Shares are entitled to dividends before we can distribute dividends to holders of Common Shares.

      Liquidation. Upon our liquidation, dissolution or winding up, the holders of Series A Preferred Shares are entitled to be paid in full an amount equal to the sum of the following:

      o         $100.00 per share

      o all accrued and unpaid dividends through the last day of the most recently completed calendar quarter prior to the date of liquidation, dissolution or winding up the actual number of days elapsed from the
                              last day of the most recently completed
      o          $2.125  X    calendar quarter to the liquidation date
                              ------------------------------------------
                                               90 days

      Redemption. From July 1, 2003 on, we may, at the option of our board of directors, with approval by a majority of independent directors, redeem in whole, or in part, the outstanding Series A Preferred Shares at a redemption price equal to the sum of the following:

      o         $100.00 per share

      o all accrued and unpaid dividends through the last day of the most recently completed calendar quarter prior to the redemption date the actual number of days elapsed from the
                              last day of the most recently completed
      o          $2.125  X    calendar quarter to the liquidation date
                              ------------------------------------------
                                               90 days

      o the right to receive on the payment date for dividends declared on the Common Shares for the calendar quarter during which the Series A Preferred Shares are redeemed, an amount equal to the proportionate additional amount, if any, of dividends that the holder of the Series A Preferred Share would have been entitled to receive if it held the Series A Preferred Share on the record date for the Common Share dividend.

      Voting Rights. The holders of Series A Preferred Shares do not have any voting rights, other than as required by law, except that:

      o if our board of directors does not declare a dividend payable to holders of Series A Preferred Shares or payable to holders of any other series of Preferred Shares authorized with the consent of the holders of Series A Preferred Shares and ranking equally with the Series A Preferred Shares (an "Equal Series") for four quarterly dividend periods, then there shall be one additional member on the board of directors, and the holders of a majority of the Series A Preferred Shares and shares of any Equal Series, voting together as a class, shall have the exclusive right to elect that director;

           o o Once all dividends in arrears are made current and paid in full, the director elected by the majority of the holders of the Series A Preferred Shares and the shareholders of the Equal Series shall cease to be a director and the number of directors on the board shall be reduced by one.

           o o            Currently, there are no Equal Series outstanding.

      o a majority of the holders of the Series A Preferred Shares, voting together as a class, must approve any amendment to the Articles of Incorporation that materially and adversely affects their rights, preferences or powers;


           o o If an amendment would adversely affect the rights, preferences or powers of shareholders of any Equal Series in addition to the rights of holders of Series A Preferred Shares, then a majority of the holders of the Series A Preferred Shares and the shareholders of any Equal Series, voting together as a class, must approve such amendment.

      o the holders of the Series A Preferred Shares must unanimously approve any amendment to the Articles of Incorporation that would:

           o o decrease the rate or change the time of payment of any dividend on the Series A Preferred Shares;

           o o decrease the amount payable upon redemption of the Series A Preferred Shares or upon our liquidation;

           o o move forward the date on which we may redeem the Series A Preferred Shares; or

           o o amend the number of Series A Preferred Shares required to amend the Articles of Incorporation.

      o a majority of the holders of the Series A Preferred Shares and the shareholders of any Equal Series, voting together as a class, must approve any merger or consolidation we are involved in, if we do not survive such merger or consolidation and the holders of the Series A Preferred Shares and shareholders of any Equal Series do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series A Preferred Shares and shares of the Equal Series; and

      o a majority of the holders of the Series A Preferred Shares and the shareholders of any Equal Series, voting together as a class, must approve any voluntary action by our board of directors to cause us to cease to have REIT status.

      Series B Preferred Shares

      The holders of Series B Preferred Shares have substantially the same dividend, liquidation, redemption and voting rights as the holders of the Series A Preferred Shares, except that the amount of cumulative cash dividends is equal to the greater of:

      o         $8.50 per year; and

      o an amount currently equal to 6.6667 times the dividend declared on Common Shares for such period, adjusted for stock splits and similar matters, if such funds are legally available.

      In addition, we may not redeem the Series B Preferred Shares until May 21, 2004, or later. Currently, there are no series of Preferred Shares which have been authorized with the consent of the holders of the Series B Preferred Shares and ranking equally with the Series B Preferred Shares.

      Series C Preferred Shares

      Dividends. The holders of Series C Preferred Shares are entitled to receive, when and as declared by our board of directors, cumulative dividends per share equal to the greater of:


      o         $15.30 per year; and

      o an amount currently equal to 10.0 times the dividend declared on Common Shares for such period adjusted for stock splits and similar matters that affect conversion rates, if such funds are legally available.


      In addition, if we do not have earnings 40% greater than our consolidated fixed charges, as defined in the Series C Certificate of Designation, we must pay a dividend 20% greater than that we would normally be required to pay. Holders of Series C Preferred Shares are entitled to dividends before we can distribute dividends to holders of Common Shares. For a description of events that affect conversion rates, see "Conversion Rights -- Conversion Price Adjustments."


      Furthermore, we must pay a dividend 2.5 times greater than the dividend we would normally be required to pay if:


      o we file a Federal income tax return for any taxable year on which we do not compute our income as a REIT;


      o our shareholders approve a proposal for us to cease to qualify as a REIT;

      o our board of directors determines, based on the advice of counsel, that we have ceased to qualify as a REIT; or

      o a "determination" is made within the meaning of Section 1313(a) of the Internal Revenue Code that we have ceased to qualify as a REIT.

      Liquidation. Upon our liquidation, dissolution or winding up, the holders of Series C Preferred Shares are entitled to be paid in full an amount equal to the sum of the following:

      o         $180.00 per share

      o all accrued and unpaid dividends through the date of liquidation.

      Redemption. From August 12, 2008 on, we may, at the option of our board of directors, with the approval by a majority of independent directors, redeem, in whole, or in part, the outstanding Series C Preferred Shares at a redemption price equal to the sum of:

      o         $180.00 per share

      o all accrued and unpaid dividends through the call date specified in the notice to holders regarding the redemption.


      If the redemption date occurs after a dividend record date, but prior to the dividend payment date, the dividend payable on such dividend payment date on the shares called for redemption shall be payable to the holders of Series C Preferred Shares of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares. If we have not declared and paid, or declared and set apart for payment, full cumulative dividends on all outstanding Series C Preferred Shares and shares of any series ranking equally with the Series C Preferred Shares, including the Series A Preferred Shares, the Series B Preferred Shares, the Series C-1 Preferred Shares, the Series C-2 Preferred Shares, the Series D Preferred Shares, the Series D-1 Preferred Shares and the Series E Preferred Shares, we cannot redeem any Series C Preferred Shares and we cannot purchase or acquire any Series C Preferred Shares except in a purchase or exchange offer made on the same terms to all holders of Series C Preferred Shares.


      If there is a change in our control, the holders of the Series C Preferred Shares can require us, if we have funds legally available to do so, to redeem their Series C Preferred Shares at a cost of $189.00, plus accrued and unpaid dividends, if any, to the date that we repurchase the shares. For purposes of the Series C Preferred Shares, a change in our control may occur upon:

      o the first acquisition, directly or indirectly, by any individual or entity or "group" of "beneficial ownership" of more than 25% of our or Westfield America Trust's outstanding equity securities with voting power to elect our directors;

           o o For purposes of the Series C Preferred Shares and the definition of change of control, "group" has the meaning set forth in Section 13(d)(3) of the Exchange Act, and "beneficial ownership" has the meaning set forth in Rule 13d-3 under the Exchange Act (except that such individual or entity shall be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after a passage of time).

      o during any period of two consecutive years, the individuals who at the beginning of such period constituted our board of directors cease for any reason to constitute a majority of our board of directors then in office;

           o o For purposes of this provision, the directors do not include any directors designated, appointed or elected by the holders of any series of Preferred Shares.

      o any of us or Westfield America Trust consolidating with or merging into another entity or conveying, transferring or leasing all or substantially all of our assets to any individual or entity pursuant to a transaction in which our outstanding voting securities or Westfield America Trust's outstanding voting securities are reclassified or changed into or exchanged for cash, securities or other property; and

      o any entity consolidating with or merging into any of us or Westfield America Trust pursuant to a transaction in which our outstanding voting securities or Westfield America Trust's outstanding voting securities are reclassified or changed into or exchanged for cash, securities or other property.

           o o Each of the last two events above will not constitute a "change of control" if the sole purpose of such event is for us or Westfield America Trust to seek to change its domicile or convert from a corporation to a trust or vice versa.

           o o Each of the last two events above will not constitute a "change of control" if, immediately after such transaction, the holders of the exchanged securities of us or Westfield America Trust beneficially own at least a majority of the securities of the merged or consolidated entity normally entitled to vote in elections of our or Westfield America Trust's directors.

      In addition, none of the events listed above will constitute a "change of control" if:

      o any of Westfield Holdings or its wholly-owned subsidiaries remains as manager of our properties and as our adviser, in each case, as such functions are currently performed; or

      o the change of control results solely from the purchase or other acquisition of equity securities by Westfield Holdings, Westfield America Trust, the Lowy family or the initial holder of the Series C Preferred Shares.

      Also, we have agreed that so long as the initial holder of the Series C Preferred Shares holds any of the Series C Preferred Shares, if we fail to continue to be taxed as a REIT, the initial holder of the Series C Preferred Shares will have the right to require us, if we have funds legally available to do so, to repurchase any or all of the Series C Preferred Shares held by the initial holder of the Series C Preferred Shares at a repurchase price of $207.00 per share, payable in cash plus accrued and unpaid dividends whether or not declared, if any, to the date of repurchase or the date payment is made available.

      In addition, after August 12, 2008, the holders of the Series C Preferred Shares have the right to require us to redeem their Series C Preferred Shares either for cash or for Common Shares, at our option, as long as the current market price of the Common Shares is less than $18.00, adjusted for events that affect the conversion rate as described below.


      Conversion Rights--General. The holders of Series C Preferred Shares have additional rights that neither the holders of Series A Preferred Shares nor the holders of Series B Preferred Shares have. The holders of Series C Preferred Shares can convert at any time all or any portion of their shares into Common Shares, with all of the same rights of Common Shares as described below. Series C Preferred Shares can be converted into Common Shares at an initial rate obtained by dividing the aggregate liquidation preference ($180.00 per share) of such shares plus accrued but unpaid dividends by a conversion price that is currently $18.00. The liquidation preference is the amount that the holder of Series C Preferred Shares will receive if we are terminated and our assets are distributed to our shareholders. Holders of Series C Preferred Shares are entitled to receive this amount before any payments or distributions are made to holders of the Common Shares. The conversion price is subject to adjustment and is described below under "--Conversion Price Adjustments -- General." The right to convert Series C Preferred Shares called for redemption will terminate on the fifth business day prior to the date on which such shares have been called for redemption. There are 416,667 outstanding Series C Preferred Shares and each Series C Preferred Share is currently convertible into 10 Common Shares. The Series C Preferred Shares can be converted into shares of Common Stock in the manner described below.


      The terms of the Series C Preferred Shares provide that a holder of a Series C Preferred Share wishing to exercise its conversion right must surrender such Series C Preferred Share, together with a written irrevocable conversion notice, to the transfer agent. In addition, unless the shares of Common Stock issuable on conversion of Series C Preferred Shares are to be issued in the same name as the name in which such Series C Preferred Shares are registered, each share surrendered must be accompanied by instruments of transfer, in form to our satisfaction, duly executed by the holder or such holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax (or evidence reasonably satisfactory to us demonstrating that such taxes have been paid).

      We will pay dividends on Series C Preferred Shares to holders of Series C Preferred Shares as of a dividend record date notwithstanding the subsequent conversion of such shares following such dividend record date and prior to the dividend payment date. However, Series C Preferred Shares surrendered for conversion during the period between the close of business on any dividend record date and the opening of business on the corresponding dividend payment date must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. This does not apply to shares converted after we issue a notice of redemption in connection with the redemption of shares during the period between a dividend record date and the corresponding dividend payment date, as those shares would be entitled to a dividend on the dividend payment date. If a holder of Series C Preferred Shares as of a dividend record date tenders such shares for conversion into shares of Common Stock on a dividend payment date, such holder will receive the dividend payable on such shares and will not need to include payment of the amount of such dividend upon surrender of the Series C Preferred Shares for conversion. Except as provided above, we will not make any payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the Common Shares issued upon such conversion.

      We will not issue any fractional shares or scrip representing fractions of Common Shares upon conversion of Series C Preferred Shares.
 If a holder of Series C Preferred Shares makes a conversion that results in such holder's having a fractional interest in a Common Share, we will pay to the holder of such shares a cash amount based on the current market price of the Common Shares on the trading day immediately prior to the conversion, instead of issuing a fractional Common Share.


      Conversion Rights--Conversion Price Adjustments--General. The initial conversion price of $18.00 per Common Share is subject to adjustment, under formulae set forth in the Series C Certificate of Designation including as set forth below:


      o the issuance of Common Shares as a dividend or a distribution on the Common Shares;

      o         some subdivisions and combinations of our Common Shares;

      o the issuance of any shares of stock by reclassification of our Common Shares;

      o the issuance to all holders of our Common Shares of some rights, options or warrants entitling them to subscribe for or purchase Common Shares at a price per share less than 95% (100% if a stand-by underwriter is used and charges us a commission) of the fair market value per Common Share on the record date for determination of shareholders entitled to receive such rights, options or warrants;

      o the distribution to all holders of our Common Shares of any of our securities, other than Common Shares, or evidence of our indebtedness or assets, excluding cumulative cash dividends or distributions paid on the Common Shares after December 31, 1997 which are not in excess of the sum of:

           o o            our cumulative undistributed funds from
                          operations, as determined by our board of directors, at December 31, 1997, plus


           o o the cumulative amount of funds from operations, as determined by our board of directors, after December 31, 1997, minus

           o o the cumulative amount of dividends accrued or paid on the Series C Preferred Shares or any other class or series of Preferred Shares.

      o the distribution to all holders of our Common Shares of rights, options or warrants to subscribe for or purchase any of our securities (excluding those rights, options or warrants issued to all holders of Common Shares described in the fourth single bullet point above); and


           o o The adjustments referred to in the fifth and sixth single bullet points above will not be made, however, if such a distribution is made not only to holders of Common Shares, but also to each holder of Series C Preferred Shares converting such shares into Common Shares after the determination date for such distribution, provided, that if such holder of Series C Preferred Shares is no longer entitled to receive such distribution with the Common Shares upon conversion, then the adjustment to the conversion price will be made.

           o o The adjustments referred to in the fifth and sixth single bullet points above will not be required in connection with rights or warrants distributed by us to all holders of Common Shares to subscribe for or purchase shares of our capital stock, which rights or warrants, until the occurrence of a specified event or events:

                o o o               are deemed to be transferred with such
                                    Common Shares;

                o o o               are not exercisable; and

                o o o are also issued in connection with future issuances of Common Shares, until the occurrence of the earliest of such event.

      o payment to holders of Common Shares in connection with a tender or exchange offer by us or any of our subsidiaries or controlled affiliates (which does not include open market repurchases by us) for all or any portion of the Common Shares for the amount that the value of any consideration per Common Share has a fair market value, as determined in good faith by our board of directors, that exceeds the current market price per Common Share on the trading day next succeeding the last date on which tenders or exchanges may be made in accordance with such tender or exchange offer.

      We are allowed, if permitted by law, to make reductions in the conversion price, in addition to those reductions we are required to make as a result of the occurrence of an event described above, as we determine in our discretion to be advisable in order that any share dividends, subdivision of shares, reclassification or combination of shares, distribution of rights or warrants to purchase shares or securities, or distribution of other assets, other than cash distributions, that we may make to our shareholders shall not be taxable. In addition, we may, from time to time, if permitted by law, reduce the conversion price by any amount for any period of at least 20 days if such reduction is irrevocable during the period and our board of directors determines that such reduction is in our best interest.

      No adjustment in the conversion price will be required unless such adjustment would require a cumulative change of at least one percent (1%) in the conversion price then in effect; provided, however, that any adjustment that would not be required to be made shall be carried forward and taken into account in any subsequent adjustment until made. Furthermore, any adjustment that is required must be made not later than such time as may be required in order to preserve the tax-free nature of a distribution to the holders of Common Shares. Notwithstanding the foregoing, we are not required to make any adjustment to the conversion price as a result of the issuance of any Common Shares under any plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in Common Shares under such plan.


      Conversion Rights--Conversion Price Adjustments--Merger, Consolidation or Sale of our Assets. If any transaction shall occur including without limitation:


      o         any merger or consolidation;

      o         statutory share exchange;

      o         self tender offer for 40% or more of our Common Shares;

      o         sale of all or substantially all of our assets; or

      o recapitalization of our Common Shares (other than the issuance of Common Shares as a dividend or a distribution on the Common Shares, some subdivisions and combinations of our Common Shares or the issuance of any shares of stock by reclassification of our Common Shares);

 in which substantially all of the Common Shares are converted into the right to receive different securities, cash or other property, then each Series C Preferred Share that is not redeemed or converted into the right to receive different securities, cash or other property prior to such transaction shall be convertible into the kind and amount of the different securities, cash or other property that would have been receivable upon the consummation of such transaction by a holder of that number of Common Shares issuable upon conversion of such Series C Preferred Share immediately prior to such transaction. The foregoing provision does not apply if such holder of Common Shares:

      o is a person that we consolidated with or into which we merged or which merged into us or to which we made such a sale or transfer or an affiliate of such; and

      o failed to exercise his rights of election, if any, as to the kind or amount of shares, securities and other property receivable upon such transaction.

 We will not be a party to any such transaction unless the terms of such transaction are consistent with the foregoing provisions, and we will not consent or agree to the occurrence of any such transaction until we have entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of Series C Preferred Shares that will contain provisions enabling the holders of Series C Preferred Shares that remain outstanding after such transaction to convert into the consideration received by holders of Common Shares at the conversion price in effect immediately prior to such transaction. These provisions will similarly apply to successive transactions.


      Except as stated above under "--General" and "--Merger, Consolidation or Sale of our Assets," the conversion price will not be adjusted for the issuance of any of our stock in a reorganization, acquisition or other similar transaction. In addition, if any action or transaction would require adjustment of the conversion price in accordance with the provisions described above in both "--General" and "--Merger, Consolidation or Sale of our Assets," we will make only one adjustment and such adjustment will be the amount of adjustment that has the highest absolute value. Furthermore, if we shall take any action other than actions described above under "--General" and "--Merger, Consolidation or Sale of our Assets," that in the opinion of our board of directors would materially and adversely affect the conversion rights of the holders of Series C Preferred Shares, the conversion price for the Series C Preferred Shares may be adjusted, to the amount permitted by law, in such manner, if and at such time, as our board of directors, in its sole discretion, may determine to be equitable in the circumstances.


      We will pay the documentary stamp or similar issue or transfer taxes payable on the issue or delivery of Common Shares or other securities or property on conversion of the Series C Preferred Shares, but we will not be required to pay any tax that may be payable on any transfer involved in the issue or delivery of Common Shares or other securities or property in a name other than that of the holder of Series C Preferred Shares to be converted, and no such issue or delivery will be made until the person requesting such issue or delivery has paid to us the amount of the tax or established, to our reasonable satisfaction, that the tax has been paid.

      Registration Rights. The holders of the Series C Preferred Shares also have registration rights which enable them to require us to register their Series C Preferred Shares and the Common Shares that they may receive upon conversion of their Series C Preferred Shares. The Series C Preferred Shares' registration rights are governed by a Registration Rights Agreement that specifies our rights and obligations to register the Series C Preferred Shares. We are filing the registration statement of which this prospectus is a part in response to a request by Security Capital Preferred Growth under the Registration Rights Agreement for registration of its Series C Shares and Common Shares into which the Series C Shares are convertible.

      Voting Rights. The holders of Series C Preferred Shares do not have any voting rights, other than as required by law, except that:

      o if we do not pay a full dividend to any holders of the Series C Shares for two consecutive quarterly dividend periods, then the holders of Series C Shares, voting together as a single class, will have the exclusive right to elect two additional directors to our board of directors;

      o if we do not pay a dividend of at least $0.32 per share, adjusted for events that affect the conversion rate as described above, to holders of Common Shares for two consecutive quarterly dividend periods, then the holders of the Series C Shares, voting together as a single class, will have the exclusive right to elect one additional director to our board of directors;

           o o Once all dividends in arrears are made current and paid in full, and once we pay dividends on Common Shares of at least $0.32 per share, then the directors elected by the holders of the Series C Shares shall cease to be directors and the number of directors shall be reduced accordingly.

      o they can vote on any matter involving any transaction between us and one of our affiliates which is brought to a vote by the holders of Common Shares;

           o o The holders of the Series C Preferred Shares would vote on such matters with the holders of Common Shares, together as a class.

           o o The number of votes each holder of the Series C Preferred Shares would have would be 10 adjusted for events that affect the conversion rate as described above.

      o a majority of the holders of the Series C Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Articles of Incorporation or the Series C Certificate of Designation that materially and adversely affects their voting powers, rights or preferences;

           o o The holders of the Series C Preferred Shares will not be entitled to vote on such a matter if we redeem the Series C Preferred Shares before any amendment, alteration or repeal takes effect.

      o a majority of the holders of the Series C Preferred Shares, voting together as a class, must approve any merger or consolidation we are involved in, if we do not survive such merger or consolidation and the holders of the Series C Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series C Preferred Shares;

           o o The holders of the Series C Preferred Shares will not be entitled to vote on such a matter if we redeem the Series C Preferred Shares prior to the issuance of such shares in the surviving corporation.

      Right to Participate in Future Offerings. The initial holder of the Series C Preferred Shares has the right to purchase or subscribe for up to 15% of the number of shares or aggregate amount (whichever is greater) of any "new securities" that we may issue and sell, so long as such initial holder continues to hold at least 33% of the aggregate number of issued and outstanding Series C Shares at the time that we give notice of a proposed issuance of new securities. For purposes of our Series C Shares, "new securities" means any of our capital stock (including common stock and preferred stock), whether now authorized or not, and rights, options or warrants to purchase our capital stock, and our securities of any type whatsoever that are convertible into our capital stock or that carry any rights to purchase our capital stock. For purposes of our Series C Shares, "new securities" do not include:

      o securities issued pursuant to any acquisition of any property or assets or of another corporation, partnership, limited liability company or other entity;

      o securities issuable upon the exercise of any option, warrant, subscription or conversion rights outstanding on June 25, 1998 for the Series C Preferred Shares and December 17, 1998 for the Series C-1 Preferred Shares and the Series C-2 Preferred Shares;

      o securities issuable pursuant to any dividend reinvestment plan;

      o securities issued to employees, officers, consultants or directors of us pursuant to any stock option plan or stock purchase or stock bonus or compensation arrangement; or

      o securities issued upon conversion of units held in the operating partnership.

      Series C-1 Preferred Shares


      The holders of Series C-1 Preferred Shares have substantially the same dividend, liquidation, redemption, conversion, registration and voting rights as the holders of the Series C Preferred Shares, as well as the right to participate in future offerings. There are 138,889 outstanding Series C-1 Preferred Shares and each Series C-1 Preferred Share is currently convertible into 10 Common Shares, adjusted in the same manner as adjustments of the conversion price for the Series C Preferred Shares described above.


      Series C-2 Preferred Shares


      The holders of Series C-2 Preferred Shares have substantially the same dividend, liquidation, redemption, conversion, registration and voting rights as the holders of the Series C-1 Preferred Shares, as well as the right to participate in future offerings. There are 138,889 outstanding Series C-2 Preferred Shares and each Series C-2 Preferred Share is currently convertible into 10 Common Shares, adjusted in the same manner as adjustments of the conversion price for the Series C Preferred Shares described above.


      Series D Preferred Shares


      General. The holders of Series D Preferred Shares have substantially the same dividend, liquidation, redemption and conversion rights as the holders of the Series C Preferred Shares. There are 694,445 outstanding Series D Preferred Shares and each Series D Preferred Share is currently convertible into 10 Common Shares, adjusted in the same manner as adjustments of the conversion price for the Series C Preferred Shares described above. The holders of the Series D Preferred Shares do not have any registration rights, nor do they have the right to participate in future offerings.


      Voting Rights. The holders of Series D Preferred Shares do not have any voting rights, other than as required by law, except that:

      o a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any amendment, alteration or repeal of the Articles of Incorporation or the Series D Certificate of Designation that materially and adversely affects their voting powers, rights or preferences;

           o o The holders of the Series D Preferred Shares will not be entitled to vote on such a matter if we redeem the Series D Preferred Shares before any amendment, alteration or repeal is to take effect.


      o a majority of the holders of the Series D Preferred Shares, voting together as a class, must approve any merger or consolidation we are involved in, if we do not survive such merger or consolidation and the holders of the Series D Preferred Shares do not receive shares of the surviving corporation with substantially similar rights, preferences and powers in the surviving corporation as their Series D Preferred Shares;

           o o The holders of Series D Preferred Shares will not be entitled to vote on such a matter if we redeem the Series D Preferred Shares prior to such a merger or consolidation.

      Series D-1 Preferred Shares


      The holders of Series D-1 Preferred Shares have substantially the same dividend, liquidation, redemption, conversion and voting rights as the holders of Series D Preferred Shares. There are 138,889 outstanding Series D-1 Preferred Shares and each Series D-1 Preferred Share is currently convertible into 10 Common Shares, adjusted in the same manner as adjustments of the conversion price for the Series C Preferred Shares described above. The holders of the Series D-1 Preferred Shares do not have any registration rights, nor do they have the right to participate in future offerings.

      Series E Preferred Shares

      General. The holders of Series E Preferred Shares have substantially the same dividend, liquidation and voting rights as the holders of the Series D Preferred Shares. In addition, the holders of the Series E Preferred Shares have substantially the same redemption rights as the holders of the Series D Preferred Shares, except that we may not redeem the Series E Preferred Shares until August 16, 2009 and the holders of the Series E Preferred Shares may not require us to redeem their Series E Preferred Shares until August 16, 2009. The holders of the Series E Preferred Shares do not have any registration rights, nor do they have the right to participate in future offerings.

      Conversion Rights. The Series E Preferred Shares have conversion rights and are convertible into Common Shares. However, in order for such rights to be exercised, our shareholders must approve such conversion or such shares must be transferred to an individual to whom we are permitted to issue Common Shares without shareholder approval, in accordance with the rules of the New York Stock Exchange, Inc. Subject to the foregoing, the conversion rights of the Series E Preferred Shares are substantially the same as the conversion rights of the Series D Preferred Shares and each Series E Preferred Share is convertible into 10 Common Shares, adjusted in the same manner as adjustments of the conversion price for the Series C Preferred Shares described above.


 COMMON SHARES

      Dividend Rights

      The holders of Common Shares are entitled to receive such dividends as our board of directors may declare, if such funds are legally available.
 In order for us to qualify as a REIT, we must distribute at least 95% of our taxable income to our common and preferred shareholders. Under our Articles of Incorporation, the preferred stock has a dividend preference over Common Shares. We expect that we will declare regular quarterly dividends for the three-month periods ending March 31, June 30, September 30 and December 31 each year. All dividends are at the discretion of our board of directors and depend on our actual funds from operations, our financial condition, the annual dividend requirements established for REITs in the Internal Revenue Code and such other factors as our board of directors deems relevant. All dividends to holders of the Common Shares are subject to the prior payment of dividends on Preferred Shares.

      Liquidation Rights

      Upon our liquidation, dissolution or winding up, or upon any distribution of our assets, holders of Common Shares are entitled to receive our assets legally available for distribution, after payment of all debts, other liabilities and any liquidation preferences of outstanding preferred stock.

      Voting Rights

      At all of our shareholders' meetings, each holder of Common Shares is entitled to one vote for each Common Share entitled to vote at such meeting. A majority of the Common Shares voting together as a class, must approve:

      o         an election to change our status as a REIT; and

      o         other matters as required by applicable law.


      With respect to excess common shares, the trustee of any excess common shares is entitled to vote such shares. See "-- Restrictions on Ownership and Transfer."


      Election and Removal of Directors


      Our board of directors consists of three classes with the terms of office of directors of each class ending in different years. The Class I directors are to serve until the annual meeting of shareholders in 2001, or until their successors are elected; the Class II directors are to serve until the annual meeting of shareholders in 2002, or until their successors are elected; the Class III directors are to serve until the annual meeting of shareholders in 2000, or until their successors are elected. The directors serve three-year terms, or until their successors are elected.

      At a meeting at which a quorum is present, directors are elected by a majority of the Common Shares entitled to vote for directors either in person or by proxy. The rights of the holders of Common Shares to vote for directors is subject to any rights of the holders of preferred stock to elect directors. There are no cumulative voting rights. Directors may be removed from office only for cause and with the vote of 66 2/3% of the outstanding shares then entitled to vote at an election of directors.


      Preemptive Rights

      Holders of Common Shares do not have the right to subscribe for or purchase, and they do not have any preemptive right in connection with any part of any new or additional stock issuance of any class whatsoever, or of securities convertible into any stock of any class whatsoever.

      Redemption Rights

      Common Shares are not redeemable.

      Shareholder Liability

      Under Missouri corporate law, none of our shareholders is personally liable for any of our obligations solely as a result of being a shareholder.


 OUTSTANDING WARRANTS AND AGREEMENTS TO PURCHASE SHARES


      We currently have two outstanding warrants. In 1996, we issued a warrant to Westfield America Trust entitling it to purchase at any time, and from time to time, in whole or in part, 6,246,096 Common Shares at an exercise price of $16.01 per share in cash, adjusted for stock splits, capital reconstructions and similar matters. This warrant expires on July 1, 2016. In May 1997, we issued a warrant to Westfield America Trust entitling it to purchase at any time, and from time to time, in whole or in part, 2,089,552 Common Shares at an exercise price of $15.00 per share in cash, adjusted for stock splits, capital reconstructions and similar matters. This warrant expires on May 21, 2017.

      In addition, in May 1998, we entered into a stock subscription agreement with Westfield America Trust pursuant to which we have the right to sell, and Westfield America Trust has the obligation to purchase, A$465 million, which was approximately US$307.7 million as of June 30, 1999, of Common Shares in three equal installments at a 5% discount to the then prevailing market price of our Common Shares on June 29, 2001, June 28, 2002 and June 30, 2003.

 OP UNITS AND OTHER PARTNERSHIP INTERESTS

      The holders of 2,164,235 OP Units have redemption rights, which permit them, in some circumstances, to exchange their OP Units for cash, subject to our prior and independent right to acquire such OP Units for an equivalent number of Common Shares, which number is subject to adjustment as provided in the partnership agreement for the operating partnership. In addition, the holders of 909,143 partnership interests in our affiliated partnerships, may exchange such interests for:

      o         OP Units; or

      o cash, subject to our prior and independent right to acquire such partnership interests for an equivalent number of Common Shares, which number is subject to adjustment as provided in the governing partnership agreement.

 LIQUIDITY OPTION

      On June 23, 1999, we formed a joint venture with J.P. Morgan Investment Management, Inc., acting for a group of pension trusts, which effectively transferred a 50% interest in University Towne Centre and Valley Fair. Concurrently, we sold a liquidity option to J.P. Morgan which gives J.P. Morgan the right, under some circumstances, to exchange its interest in the joint venture, or its interest in either center, for our Common Shares. Upon exercise of the liquidity option, J.P. Morgan will receive common shares equal to J.P. Morgan's share of the funds from operations in the joint venture, or a center, as applicable, for the preceding four calendar quarters divided by our per share funds from operations for the same period. Using pro forma numbers for the previous four calendar quarters, we could issue approximately 5,700,000 Common Shares. The liquidity option is not exercisable for several years and therefore, when it is exercised, if at all, the number of Common Shares to be issued could be substantially different.


 RESTRICTIONS ON OWNERSHIP AND TRANSFER


      Because our board of directors believes that it is essential for us to continue to qualify as a REIT, the board of directors has adopted, and our shareholders have approved, provisions of the Articles of Incorporation that restrict direct and indirect acquisition and ownership of our shares of capital stock. See "Federal Income Tax Considerations -- Requirements for Qualification."


      Our Articles of Incorporation provide, subject to exceptions including the higher limit applicable to the Lowy family, that individuals may not own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Internal Revenue Code, more than 5.5% of our outstanding shares of capital stock, as measured by value. Our Articles of Incorporation authorize the board of directors to increase the ownership limit on a case-by-case basis if it receives satisfactory evidence based upon the advice of our tax counsel or other evidence or undertakings acceptable to it that such ownership will not then or in the future jeopardize our status as a REIT. As a condition of increasing the ownership limit in this way, the board of directors has the discretion to require the applicant seeking to increase its ownership of our capital stock to obtain opinions of counsel satisfactory to the board of directors, or undertakings from the applicant concerning preserving our REIT status, or both. The ownership restrictions will not apply if a majority of the holders of our capital stock determine that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

      Issuances or transfers that result in violations of the ownership limit described above will be null and void to the intended transferee, and the intended transferee will acquire no rights to the capital stock. In addition, issuances or transfers that cause us to be beneficially owned by fewer than 100 persons, or which would result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code, or which would otherwise result in our failing to qualify as a REIT, will be null and void to the intended transferee, and the intended transferee will acquire no rights to the capital stock. If shares of capital stock are nevertheless transferred in violation of these rules or the ownership limit, such shares will automatically be converted into Excess Shares and transferred to one or more charitable trusts. In addition, if any other event occurs which would result in any individual directly or indirectly holding shares of capital stock in violation of the ownership limit, then shares of capital stock directly or indirectly held by such individual which result in the owner exceeding the ownership limit will be automatically converted into Excess Shares and transferred to a charitable trust. Shares transferred to a charitable trust will remain outstanding, and the trustee of the trust will have all voting and dividend or distribution rights pertaining to such Excess Shares. If we pay dividends or distributions after violation of the ownership limit, but prior to discovering such violation, the recipient of such dividend or distribution must return the dividend or distribution to us and we will turn it over to the trustee of the charitable trust. The trustee of such trust shall transfer such Excess Shares to a person whose ownership of such Excess Shares will not violate the ownership limit or other applicable limitations. When the trustee sells such Excess Shares, the charitable beneficiaries' interest terminates, the Excess Shares will automatically convert into shares of capital stock of the same type and class as the shares from which they were converted, and the sales proceeds will be paid, first, to the original intended transferee. The sales proceeds received by the original intended transferee will be the lesser of:

      o such transferee's original purchase price (or the original market value of such shares if the original transferee did not give value for such shares); and

      o    the price received by the trustee.

 Any remaining proceeds will be paid to the charitable beneficiary. In addition, we may, for a 90-day period, designate the person to whom the trustee will sell the capital stock held in the charitable trust. The 90-day period commences on the date of the transfer that violated the foregoing provisions and that gave rise to the issuance of Excess Shares, or the date that we first become aware of such transfer, whichever is later.

      All certificates representing Common Shares bear a legend referring to the restrictions described above.

      We have the right to require each shareholder to disclose to us in writing such information concerning the shareholder's direct, indirect and constructive ownership of shares as our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

      The ownership limitations may have the effect of precluding acquisition of control of us by a third party so long as our board of directors and the shareholders determine that maintenance of REIT status is in our best interest.

 TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Shares is American Stock Transfer & Trust Company.

 LISTING

      Our Common Shares are listed on the New York Stock Exchange under the symbol "WEA."

                             PROVISIONS OF OUR
         ARTICLES OF INCORPORATION AND BY-LAWS AND OF MISSOURI LAW

      Provisions in our Articles of Incorporation and By-Laws and the GBCL, as well as the substantial influence of Westfield America Trust and Westfield Holdings, both principal shareholders of us, may delay or make more difficult unsolicited acquisitions of us or changes in our control.
 We believe that such provisions will enable us to develop our business in a manner that will foster long-term growth without disruption caused by the threat of a takeover that our board of directors does not consider to be in our best interests and our shareholders' best interests. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although shareholders might consider such proposals, if made, desirable. Such provisions may also make it more difficult for third parties to alter our current management structure without the concurrence of our board of directors. These provisions include, among others:

      o         the ownership limit;


      o the availability of capital stock for issuance from time to time at the discretion of our board of directors;

      o         a classified board of directors;

      o the inability of the shareholders to take action by written consent unless such consent is unanimous;


      o prohibitions against shareholders calling a special meeting of shareholders;

      o requirements for advance notice for raising business or making nominations at shareholders' meetings; and

      o additional requirements for some business combination transactions.


      The following is a description of the material provisions of our Articles of Incorporation, the By-Laws and the GBCL which may make an unsolicited change of our control more difficult. You should also read the Articles of Incorporation and By-Laws we have filed as exhibits to the registration statement of which this prospectus is a part and the GBCL.

 OWNERSHIP LIMIT

      The Articles of Incorporation contain the ownership limit described above which may discourage a change in our control, and may also deter tender offers for our Common Shares that might otherwise be advantageous to holders of the Common Shares. The ownership limit may limit the opportunities of holders to receive a premium for their Common Shares that might otherwise exist if an investor were attempting to assemble a block of shares or otherwise effect a change in our control.

 ADDITIONAL CLASSES AND SERIES OF PREFERRED STOCK

      Our board of directors can issue additional authorized but unissued Common Shares and establish one or more series of preferred stock. Our board of directors can issue such Common Shares and preferred stock, without any further vote or action by the shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities are listed. The issuance of additional capital stock may delay, defer or prevent a change in our control. The issuance of additional series of preferred stock with voting or conversion rights may adversely affect the voting power of holders of Common Shares. The ability of the board of directors to issue additional capital stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

 SIZE OF BOARD, ELECTION OF DIRECTORS, CLASSIFIED BOARD, REMOVAL OF DIRECTORS AND FILLING VACANCIES


      Our Articles of Incorporation and By-Laws provide that our board of directors consists of three classes as nearly equal in number as possible, with directors serving three-year terms of office that expire at different times in annual succession. The Articles of Incorporation provide that directors may not be removed from office prior to the expiration of their term without cause and the vote of 66 2/3% of the outstanding shares then entitled to vote at an election of directors. A classified board makes it more difficult for shareholders to change a majority of the directors.


      The Articles of Incorporation and the By-Laws limit the total number of directors to 14 plus any additional directors that the holders of Preferred Shares may have the right to elect, and provide that a vote by a majority of the directors then in office may fill any vacancy or any newly created directorships resulting from any increase in the authorized number of directors. Accordingly, the board of directors may prevent any shareholder from obtaining majority representation on the board of directors by increasing the size of the board and filling the newly created directorships with its own nominees.

 LIMITATIONS ON SHAREHOLDER ACTION BY WRITTEN CONSENT; ABILITY TO CALL SPECIAL MEETINGS

      Our Articles of Incorporation and By-Laws provide that an action by written consent of shareholders instead of a meeting must be unanimous, as the GBCL requires. Our By-Laws provide that only the chairman of our board of directors, any president or a resolution of our board of directors can call special shareholders' meetings, unless a statute or our Articles of Incorporation provide otherwise. Furthermore, the By-Laws provide that only business that is specified in the notice of any special meeting may come before such meeting, as the GBCL requires.


      These provisions may adversely affect the ability of shareholders to influence our governance. These provisions also may adversely affect the possibility of shareholders receiving a premium above market price for their securities from a potential acquirer that is hostile to management.


 ADVANCE NOTICE FOR RAISING BUSINESS OR MAKING NOMINATIONS AT MEETINGS

      The By-Laws establish an advance notice procedure that shareholders must follow in order to make shareholder proposals at an annual shareholders' meeting. Shareholders must also follow this advance notice procedure in order to make nominations of candidates for election as directors at meetings at which directors are to be elected. The only business that we will conduct at a shareholders' meeting is that business that our board of directors has raised or directed, and business that a shareholder has given to our secretary on time and in proper form. The only candidates that will be eligible for election as directors will be those candidates nominated by or at the direction of our board of directors and those candidates nominated by any shareholder that has given notice of such nomination on time and in proper form to our secretary.

 BUSINESS COMBINATION AND CONTROL SHARE ACQUISITION STATUTES AND RELATED PROVISIONS

      We are subject to Missouri's Business Combination Statute and the Control Share Acquisition Statute.


      The Business Combination Statute restricts some "business combinations" between a corporation and an "interested shareholder," or affiliates of the interested shareholder, for a period of five years after the date of the transaction in which the person became an interested shareholder, unless such transaction is approved by the board of directors on or before the date the interested shareholder obtains such status.


      This statute also prohibits business combinations after the five-year period following the transaction in which the person became an interested shareholder unless:

      o the transaction is approved by the board of directors prior to the date the interested shareholder obtains such status;

      o the business combination is approved by the board of directors prior to the date the interested shareholder obtains such status;

      o the holders of a majority of the outstanding stock, other than the stock owned by the interested shareholder, approve the business combination; or

      o the business combination satisfies detailed fairness and procedural requirements.


      A "business combination" includes a merger or consolidation, some sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and some reclassifications and recapitalizations. An "interested shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.


      Because there may be circumstances in which the Business Combination Statute may not apply to us, our Articles of Incorporation contain a similar provision restricting business combinations for a five-year period after a person becomes an interested shareholder unless the business combination or the transaction in which the person becomes an interested shareholder was approved by our board of directors on or before the date of the transaction by which the person became an interested shareholder, or if such person was an interested shareholder on the date this provision was adopted, by our shareholders. As with the Business Combination Statute, our Articles of Incorporation prohibit business combinations after the five-year period following the transaction in which the person became an interested shareholder unless the same conditions set forth under the Business Combination Statute are satisfied.

      These provisions may make it more difficult for a 20% beneficial owner to effect transactions with us and may encourage persons that seek to acquire us to negotiate with our board of directors prior to acquiring a 20% interest. It is possible that such a provision could make it more difficult to accomplish a transaction which shareholders may otherwise deem to be in their best interest.

      The GBCL also contains a Control Share Acquisition Statute which may limit the rights of a shareholder to vote some or all of its shares. A shareholder whose acquisition of shares results in its having the voting power, when added to the shares previously held by it, to exercise or direct the exercise of more than 20% of the outstanding stock of the corporation, will lose the right to vote some or all of its shares unless the shareholders approve the acquisition of such shares. In order for the shareholders to grant approval, the acquiring shareholder must meet disclosure requirements specified in the GBCL. In addition, a majority of the outstanding voting shares, as determined before the acquisition, must approve the acquisition. Furthermore, a majority of the outstanding voting shares, as determined after the acquisition, but excluding shares held by the acquiring shareholder, employee directors of the corporation and officers of the corporation, must approve the acquisition.

      Not all acquisitions of shares constitute control share acquisitions. The following acquisitions do not constitute control share acquisitions:

      o         good faith gifts;

      o         transfers in accordance with wills;

      o         purchases made in connection with an issuance by us;

      o mergers involving us which satisfy the other requirements of the GBCL;

      o transactions with a person who owned a majority of our voting power within the prior year; or


      o purchases from a person who previously satisfied the requirements of the Control Share Acquisition Statute, so long as the acquiring person does not have voting power after the ownership in a different ownership range than the selling shareholder (these ownership ranges are (1) 20% to 33 1/3%, (2) 33 1/3% to less than majority and (3) greater than majority)


 TERMINATION OF REIT STATUS

      Our Articles of Incorporation permit our directors, with the approval of both a majority of the holders of the Common Shares and a majority of the holders of the Series A and Series B Preferred Shares (and the trustee of the excess Common Shares and the excess Series A and Series B Preferred Shares), to terminate our status as a REIT under the Internal Revenue Code at any time.


 INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Articles of Incorporation contain provisions indemnifying our directors and officers to the maximum extent permitted by Missouri law.


                       PROVISIONS OF THE PARTNERSHIP
                  AGREEMENT FOR THE OPERATING PARTNERSHIP


      Provisions in the First Amended and Restated Agreement of Limited Partnership of Westfield America Limited Partnership, dated as of August 3, 1998, as amended, may also delay or make more difficult unsolicited acquisitions of us or changes in our control. We serve as the general partner of the operating partnership. We believe that such provisions will enable us and the operating partnership to develop our businesses in a manner that will foster long-term growth without disruption caused by the threat of a takeover that our board of directors does not consider to be in our best interests, our shareholders' best interests or in the best interests of limited partners who hold partnership interests in the operating partnership or other investors who hold OP Units. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some shareholders might consider such proposals, if made, desirable. These provisions could also discourage third parties from attempting to effect an unsolicited acquisition of us or change of our control by attempting to acquire control of the operating partnership, although shareholders might consider such attempts, if made, desirable. Such provisions may also make it more difficult for third parties to alter the management structure of the operating partnership without the concurrence of our board of directors. These provisions include, among others:

      o         management of the operating partnership by us;

      o         redemption rights of qualifying parties;

      o         transfer restrictions; and

      o ability of the general partner to amend the partnership agreement without the consent of the limited partners and investors.


 MANAGEMENT OF THE OPERATING PARTNERSHIP BY US


      Except as otherwise expressly provided in the partnership agreement or as delegated or provided to an additional partner by us or any successor general partner pursuant to the partnership agreement, all management powers over the business and affairs of the operating partnership are exclusively vested in us. No limited partner or investor of the operating partnership or any other person to whom one or more partnership interests or OP Units have been transferred may, in its capacity as a limited partner or investor, take part in the operations, management or control of the operating partnership's business, transact any business in the operating partnership's name or have the power to sign documents for or otherwise bind the operating partnership. A general partner may not be removed by the limited partners or investors with or without cause, except with our consent. In addition to the powers granted a general partner of a limited partnership under applicable law or that are granted to the general partner under any other provision of the partnership agreement , we, subject to the other provisions of the partnership agreement, have full power and authority to do all things deemed necessary or desirable by us to conduct the business of the operating partnership, to exercise all powers of the operating partnership and to effectuate the purposes of the operating partnership. The operating partnership may incur debt or enter into other similar credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, upon such terms as we determine to be appropriate. We are authorized to execute, deliver and perform some agreements and transactions on behalf of the operating partnership without any further act, approval or vote of the limited partners or the investors.


      Restrictions on Our Authority

      We may not take any action in contravention of the partnership agreement. We may not, without the prior consent of the limited partners, undertake, on behalf of the operating partnership, any of the following actions or enter into any transaction that would have the effect of such actions:


      o amend, modify or terminate the partnership agreement, except as provided in the partnership agreement; for a description of the provisions of the partnership agreement permitting us to amend the partnership agreement without the consent of the limited partners see "-Amendment of the Partnership Agreement;"


      o make a general assignment for the benefit of creditors or appoint or acquiesce in the appointment of a custodian, receiver or trustee for all or any part of the assets of the operating partnership;

      o institute any proceeding for bankruptcy on behalf of the operating partnership; or


      o approve or acquiesce to the transfer of our partnership interest or admit into the operating partnership any additional or successor general partners, subject to the exceptions discussed in "-Transfers and Withdrawals-- Restrictions on Us."

      In addition, we may not amend the partnership agreement or take any action on behalf of the operating partnership, without the prior consent of each limited partner and investor adversely affected by such amendment or action, if such amendment or action would:

      o convert a limited partner into a general partner or convert an investor into a partner for state law purposes;

      o modify the limited liability of a limited partner or an investor;

      o alter the rights of any limited partner or investor to receive the distributions to which such limited partner or investor is entitled, or alter the allocations specified in the partnership agreement; or


      o alter or modify the redemption rights or related definitions as provided in the partnership agreement.


      However, we may make such an amendment or take such an action, if approved by a majority in interest of the partners or investors holding the affected class or series of partnership interests or OP Units.

      Additional Limited Partners and Investors

      We are authorized to admit additional limited partners and investors to the operating partnership from time to time, on terms and conditions and for such capital contributions as may be established by us in our sole and absolute discretion. The net capital contribution need not be equal for all partners or investors. No action or consent by the limited partners or investors is required in connection with the admission of any additional limited partner or investors. We are expressly authorized to cause the operating partnership to issue additional partnership interests and rights:

      o upon the conversion, redemption or exchange of any debt, partnership interests, OP Units or other securities issued by the operating partnership;


      o for less than fair market value, so long as the we conclude in good faith that such issuance is in the best interests of us and the operating partnership; and


      o in connection with any merger of any other entity into the operating partnership if the applicable merger agreement provides that persons are to receive partnership interests or OP Units in exchange for their interests in the entity merging into the operating partnership.

 Subject to Delaware law, any additional partnership interests or OP Units may be issued in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties as we shall determine, in our sole and absolute discretion without the approval of any limited partner, investor or any other person. Without limiting the generality of the foregoing, we have authority to specify:

      o the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interests and OP Units;

      o the right of each such class or series of partnership interests and OP Units to share in distributions;

      o the rights of each such class or series of partnership interests and OP Units upon dissolution and liquidation of the operating partnership;

      o the voting rights, if any, of each such class or series of partnership interests and OP Units; and

      o the conversion, redemption or exchange rights applicable to each such class or series of partnership interests and OP Units.


 No person may be admitted as an additional limited partner or investor without our consent which consent may be given or withheld in our sole and absolute discretion.

 REDEMPTION RIGHTS OF QUALIFYING PARTIES


      After the first anniversary of becoming a holder of common partnership interests or OP Units, each limited partner or investor, as applicable, and some assignees have the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of the common partnership interests or OP Units held by such party in exchange for a cash amount equal to the value of our Common Shares, as the operating partnership may determine. The operating partnership's obligation to effect a redemption, however, will not arise or be binding against the operating partnership unless and until we decline or fail to exercise our prior and independent right to purchase such common partnership interests or OP Units for Common Shares pursuant to the partnership agreement.

      On or before the close of business on the fifth business day after a partner or investor, as applicable gives us a notice of redemption, we may, in our sole and absolute discretion but subject to the restrictions on the ownership of our stock imposed under our Articles of Incorporation and the transfer restrictions and other limitations set forth in our Articles of Incorporation, acquire some or all of the tendered common partnership interests or OP Units from the tendering party in exchange for Common Shares, based on an exchange ratio of one Common Share for each common partnership interest or OP Unit, subject to adjustment as provided in the partnership agreement. The partnership agreement does not obligate us or any general partner to register, qualify or list any Common Shares issued in exchange for common partnership interests or OP Units with the SEC, with any state securities commissioner, department or agency, or with any stock exchange. Common Shares issued in exchange for common partnership interests or OP Units pursuant to the partnership agreement may contain legends regarding restrictions under the Securities Act and applicable state securities laws as we in good faith determine to be necessary or advisable in order to ensure compliance with securities laws.


 TRANSFERS AND WITHDRAWALS

      Restrictions on Transfer


      The partnership agreement restricts the transferability of partnership interests and OP Units. Any transfer or purported transfer of a partnership interest or OP Unit not made in accordance with the partnership agreement will not be valid. Until the expiration of one year from the date on which a partner or investor acquired partnership interests or OP Units, as applicable, such partner or investor generally may not transfer all or any portion of its partnership interests or OP Units, as applicable, to any transferee.

      After the expiration of one year from the date on which a partner or investor acquired partnership interests or OP Units, as applicable, such partner or investor has the right to transfer all or any portion of its partnership interests or OP Units, as applicable, to any person that is an "accredited investor," subject to the satisfaction of conditions specified in the partnership agreement, including our right of first refusal. For purposes of this transfer restriction, "accredited investor" shall have the meaning set forth in Rule 501 promulgated under the Securities Act. It is a condition to any transfer that the transferee assumes by operation of law or express agreement all of the obligations of the transferor limited partner or investor under the partnership agreement with respect to such partnership interests or OP Units, and no such transfer will relieve the transferor partner or investor of its obligations under the partnership agreement without our approval, in our sole and absolute discretion. This transfer restriction does not apply to a statutory merger or consolidation pursuant to which all obligations and liabilities of the transferor partner or investor are assumed by a successor corporation by operation of law.

      In connection with any transfer of partnership interests or OP Units, we will have the right to receive an opinion of counsel reasonably satisfactory to us to the effect that the proposed transfer may be effected without registration under the Securities Act, and will not otherwise violate any Federal or state securities laws or regulations applicable to the operating partnership or the partnership interests or OP Units transferred.

      No transfer by a limited partner or investor of its partnership interests or OP Units, including any redemption or any acquisition of partnership interests or OP Units by us or by the operating partnership, may be made to any person if:

      o in the opinion of legal counsel , it would result in the operating partnership being treated as an association taxable as a corporation; or


      o such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Internal Revenue Code Section 7704.

      Substituted Limited Partners

      No limited partner will have the right to substitute a transferee as a limited partner in its place. A transferee of the interest of a limited partner may be admitted as a substituted limited partner only with our consent, which consent may be given or withheld in our sole and absolute discretion. If we in our sole and absolute discretion, do not consent to the admission of any permitted transferee as a substituted limited partner, such transferee will be considered an assignee for purposes of the partnership agreement. An assignee will be entitled to all the rights of an assignee of a limited partnership interest under the Delaware Revised Uniform Limited Partnership Act, including the right to receive distributions from the operating partnership and the share of net income, net losses and other items of income, gain, loss, deduction and credit of the operating partnership attributable to the partnership interests assigned to such transferee and the rights to transfer the partnership interests provided in the partnership agreement, but will not be deemed to be a holder of partnership interests for any other purpose under the partnership agreement, and will not be entitled to effect a consent or vote with respect to such partnership interests on any matter presented to the limited partners for approval. The right to consent or vote, to the extent provided in the partnership agreement or under the Delaware Limited Partnership Act, will fully remain with the transferor limited partner.

      Restrictions on Us


      We may not transfer any of our general partner interest or withdraw from managing the operating partnership unless:


      o the limited partners and a majority in interest of the investors consent; or


      o immediately after a merger of us as general partner into another entity, substantially all of the assets of the surviving entity, other than the general partnership interest in the operating partnership held by the general partner, are contributed to the operating partnership as a capital contribution in exchange for partnership interests or OP Units.


 AMENDMENT OF THE PARTNERSHIP AGREEMENT


      By the General Partner Without the Consent of the Limited Partners or the Investors

      We have the power, without the consent of the limited partners or the investors, to amend the partnership agreement as may be required to facilitate or implement any of the following purposes:

      o to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners or the investors;


        o to reflect the admission, substitution or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement;


      o to reflect a change that is of an inconsequential nature and does not adversely affect the limited partners or the investors in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

      o to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a Federal or state agency or contained in Federal or state law;


      o to reflect such changes as are reasonably necessary for us to maintain our status as a REIT; and

      o to modify the manner in which capital accounts are computed to the extent set forth in the definition of "Capital Account" in the partnership agreement or contemplated by the Internal Revenue Code or the Treasury Regulations.


      With the Consent of the Limited Partners and Investors

      Amendments to the partnership agreement may be proposed only by us. Following such proposal, we will submit to the partners and investors any proposed amendment that, pursuant to the terms of the partnership agreement, requires the consent of the partners holding partnership interests and investors holding OP Units entitled to vote at the meeting. We will seek the written consent of the partners and investors, if applicable, on the proposed amendment or will call a meeting to vote on the proposed amendment and to transact any other business that we may deem appropriate.


 PROCEDURES FOR ACTIONS AND CONSENTS OF PARTNERS

      Meetings of the partners may be called only by us. Notice of any such meeting will be given to all partners not less than seven days nor more than thirty days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Each meeting of partners will be conducted by us or such other person as we may appoint pursuant to such rules for the conduct of the meeting as we or such other person deems appropriate in its sole and absolute discretion. Whenever the vote or consent of partners is permitted or required under the partnership agreement, such vote or consent may be given at a meeting of partners or may be given by written consent. Any action required or permitted to be taken at a meeting of the partners may be taken without a meeting if a written consent setting forth the action so taken is signed by partners holding a majority of outstanding partnership interests (or such other percentage as is expressly required by the partnership agreement for the action in question).

 DISSOLUTION

      The operating partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

      o         December 31, 2097;

      o an event of withdrawal, as defined in the Delaware Limited Partnership Act, including, without limitation, bankruptcy, of us unless, within ninety days after the withdrawal, a majority in interest of the partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of the date of withdrawal, of a successor general partner;

      o an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of the partners;

      o the entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Limited Partnership Act;


      o         the occurrence of a terminating capital transaction; or


      o the redemption, or acquisition by us, of all partnership interests other than partnership interests held by us and all OP Units.

      Upon dissolution, we, as general partner, or any liquidator will proceed to liquidate the assets of the operating partnership and apply the proceeds from such liquidation in the order of priority set forth in the partnership agreement.


                     FEDERAL INCOME TAX CONSIDERATIONS


   The following summary of certain Federal income tax considerations regarding an investment in the Shares is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or, except to the limited extent discussed under ''-- Taxation of Tax-Exempt Holders '' and ''--Taxation of Foreign Holders,'' to certain types of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that are subject to special treatment under the Federal income tax laws, nor does it give a detailed discussion of any state, local or foreign tax considerations. For purposes of this discussion, the term ''Holder'' means any person who purchases Shares, the term "Series C Shares" means the Series C Preferred Shares, the Series C-1 Preferred Shares, and the Series C-2 Preferred Shares, and the term "Shares" means the Series C Shares and the Common Shares into which they convert.


   EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH A TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

 TAXATION OF THE COMPANY

   General

   The REIT provisions of the Internal Revenue Code are highly technical and complex. The following discussion sets forth the material aspects of the provisions of the Code that govern the Federal income tax treatment of a REIT and its shareholders. This summary is based on, and qualified in its entirety by, current U.S. law, including the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change which may apply retroactively.

   Opinion of Counsel

   We elected to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 1994, and we intend to continue to operate in a manner consistent with our REIT election and all of the rules applicable to a REIT. Skadden, Arps, Slate, Meagher & Flom LLP has issued its opinion that, commencing with the taxable year ended December 31, 1994, we were organized in conformity with the requirements for qualification as a REIT and that our actual method of operation has enabled, and our proposed method of operation will enable, us to meet the requirements for qualification and taxation as a REIT.


   The foregoing opinion is based and conditioned upon certain assumptions, representations and covenants made by us as of the date thereof regarding factual matters. The opinion is expressed as of August 23, 1999, and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise holders of the Shares of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Our qualification as a REIT depends on the qualification of Westland Properties as a REIT during the period that Westland Properties was not wholly owned by us, as well as the continuing qualification of subsidiary REITs in which we own an interest. Moreover, such qualification and taxation as a REIT depends upon our having met and continuing to meet through, among other things, actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year have satisfied or will satisfy such requirements. See ''--Failure to Qualify.'' An opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge our eligibility for taxation as a REIT.


   Taxation of the Company

   If we continue to qualify for taxation as a REIT, we generally will not be subject to Federal corporate income tax on our net income that is currently distributed to Holders. This treatment substantially eliminates the ''double taxation'' (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to Federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the ''alternative minimum tax'' on our items of tax preference. Third, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property, other than certain foreclosure property, held primarily for sale to customers in the ordinary course of business), such net income will be subject to a 100% tax. Fourth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (2) a fraction intended to reflect our profitability. Fifth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year (other than certain long-term capital gain net income which we elect to retain and pay tax on), and (3) any undistributed taxable income from prior periods, we would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Sixth, if, during the ten-year period beginning on the first day of the first taxable year for which we qualified as a REIT, we recognize gain on the disposition of any property (including any partnership interest) held by us or any partnership in which an interest was held as of the beginning of such ten-year period, then, under IRS regulations that have not yet been promulgated, we will be subject to tax imposed at the highest corporate rate on the amount of gain equal to the excess of (1) the fair market value of such property as of the beginning of such ten-year period over (2) our or the partnership's adjusted tax basis in such property at the beginning of such ten-year period. Seventh, if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate level tax) in a transaction in which the adjusted tax basis of the asset in our hands is determined by reference to the adjusted tax basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of such asset during the ten-year period beginning on the date on which we acquired such asset, then we will be subject to a tax imposed at the highest corporate rate on the amount of gain equal to the excess of (1) the fair market value of such property at the beginning of such ten-year period over (2) our adjusted tax basis in such property at the beginning of such ten-year period. The results described above with respect to the recognition of gain on assets acquired from a C corporation assume that we will make an election pursuant to IRS Notice 88-19 and that the availability or nature of such election is not modified as proposed in President Clinton's 1999 Federal Budget Proposal. In addition, we could also be subject to tax in certain situations and on certain transactions not presently contemplated.

   Requirements for Qualification

   The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) in which not more that 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); (7) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (8) that uses a calendar year for Federal income tax purposes and complies with the record keeping requirements of the Code and Treasury Regulations promulgated thereunder; and (9) which meets certain other tests described below (including with respect to the nature of its income and assets). The Code provides that conditions (1) through (4) must be met during the entire taxable year, that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months, and that condition (6) must be met during the last half of each taxable year. We believe that we satisfy all of the conditions set forth above. In order to comply with the share ownership tests described in conditions (5) and (6) above, our Articles of Incorporation provide certain restrictions on the transfer of our capital stock to prevent concentration of stock ownership. These restrictions may not ensure that we will, in all cases, be able to satisfy the share ownership tests set forth above. If a REIT complies with all the requirements for ascertaining the ownership of its outstanding stock in a taxable year and does not know or have reason to know that it violated the share ownership tests set forth above, the REIT will be deemed to have complied with such tests for such taxable year.

   To monitor our compliance with the share ownership requirements imposed on REITs, we are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of certain percentages of our stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT distributions). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A Holder who fails or refuses to comply with the demand must submit a statement with its U.S. Federal income tax return disclosing the actual ownership of the shares and certain other information. We will not incur a penalty for failure to comply with the foregoing requirements to the extent that such failure is due to reasonable cause and not to willful neglect on our part.

   Ownership of Partnership Interests


   In the case of a REIT that is a partner in a partnership, regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, our proportionate share of the assets, liabilities and items of income of the partnership will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described herein. A summary of certain rules governing the Federal income taxation of partnerships and their partners is provided below in ''--Tax Aspects of Our Investments in Partnerships.''


   Income Tests

   In order to maintain qualification as a REIT, we annually must satisfy two gross income requirements. First, at least 75% of our gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including ''rents from real property'' and interest on obligations secured by mortgages on real property or on interest in real property, and distributions or other distributions on a gain from the sale of stock in other REITs) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from other distributions, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Income earned on liability hedges against our indebtedness, such as option, futures, and forward contracts will qualify for the 95% test (but not the 75% test). In certain cases, Treasury Regulations treat a variable rate and/or foreign currency debt instrument and a liability and/or currency hedge as a synthetic debt instrument for all purposes of the Code. If a hedge entered into by us is subject to these Treasury Regulations, income earned on the hedge will operate to reduce our interest expense, and, therefore such income will not affect our compliance with either the 75% or 95% tests.


   Rents we receive from the tenants of real property owned directly, through partnerships (including limited liability companies treated as partnerships for Federal income tax purposes) in which we have a direct or indirect ownership interest (collectively, the ''Partnerships''), or through its wholly-owned subsidiary corporations (''qualified REIT subsidiaries,'' as described below) will qualify as ''rents from real property'' in satisfying the gross income requirements described above only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as ''rents from real property.'' Moreover, for rents received to qualify as ''rents from real property,'' the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an ''independent contractor'' from which the REIT derives no revenue. However, we and our affiliates may, and do, directly perform services that are ''usually or customarily rendered'' in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we and our affiliates may provide non-customary services to tenants of its properties without disqualifying all of the rent from the property if the payment for such services does not exceed 1% of the total gross income from the property. For purposes of this test, the income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Because certain properties are managed by third parties, the ability to treat amounts from such property as ''rents from real property'' will be dependent on the actions of others and will not be within our control. In addition, we generally may not, and will not, charge rent that is based in whole or in part on the income or profits of any person, except for rents that are based on a percentage of the tenant's gross receipts or sales. Finally, rents derived from tenants that are at least 10% owned, directly or constructively, by us does not qualify as ''rents from real property'' for purposes of the gross income requirements. While we regularly attempt to monitor such requirements and diligently attempt to comply with them, no assurance can be given that we will not realize income that does not qualify as ''rents from real property,'' and that such amounts, when combined with other nonqualifying income, may exceed 5% of our taxable income and thus disqualify us as a REIT.


   We have derived and continue to derive income from certain sources that are not described above and that generally do not constitute qualifying income for purposes of the gross income requirements. While no assurance can be given that the IRS would not successfully assert otherwise, we believe that the aggregate amount of such income in any taxable year will not exceed the limits on nonqualifying income under the gross income tests.

   If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above, even where these relief provisions apply, a tax is imposed with respect to the excess of the actual amount of nonqualifying income over the amount permitted under the gross income tests.

   Asset Tests


   At the close of each quarter of our taxable year, we must also satisfy three tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including our allocable share of real estate assets held by the Partnerships), stock in other REITs, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering, cash, cash items and U.S. government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities.


   Our indirect interests in certain of the Partnerships and certain properties are held through our wholly-owned corporate subsidiaries organized and operated as ''qualified REIT subsidiaries'' within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as our assets, liabilities and items. Each qualified REIT subsidiary therefore will not be subject to Federal corporate income taxation, although it may be subject to state or local taxation.


   In addition, our ownership of stock of each qualified REIT subsidiary and our interest in the Partnerships do not violate either the 5% value restriction or the restriction against ownership of more than 10% of the voting securities of any issuer. Similarly, our ownership of any other REIT, such as our interests in two subsidiary REITs, will not violate these restrictions, so long as those REITs maintain their qualifications as REITs.


   If we should fail to satisfy the asset test at the end of a calendar quarter, such a failure would not cause us to lose our REIT status if (1) we satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market value of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If the condition described in clause (2) of the preceding sentence were not satisfied, we still could avoid disqualification by eliminating, any discrepancy within 30 days after the close of the calendar quarter in which it arose.

   Annual Distribution Requirements


   In order to qualify as a REIT, we are required to make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (1) the sum of (a) 95% of our "REIT taxable income'' (computed without regard to the dividends paid deduction and our net capital gain to the extent designated as a capital gain distribution) and
 (b) 95% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid with or before the first regular distribution payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our ''REIT taxable income,'' as adjusted, we will be subject to tax thereon at the capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year (other than certain long-term capital gains income which we elect to retain and pay tax on), and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy this annual distribution requirement.


   It is possible that we, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at our REIT taxable income. In the event that such timing differences occur, in order to meet the 95% distribution requirement, we may find it necessary to arrange for short-term, or possibly long-term, borrowings (on terms that may not be favorable to us) or to pay distributions in the form of taxable distributions of property.

   Under certain circumstances, the Code permits us to rectify a failure to meet the distribution requirement for a year by paying ''deficiency dividends'' in a later year, which may be included in our deduction for distributions paid for the earlier year. Thus, we may avoid being taxed on amounts distributed as deficiency dividends. We would, however, be required to pay interest based on the amount of any deduction taken for deficiency dividends.


   Tax legislation currently being considered by Congress would reduce the foregoing distribution requirements so that we would be required to make distributions (other than capital gain distributions) to our Shareholders in an amount generally equal to 90% of our "REIT taxable income.''


   Absence of Earnings and Profits

   The Code provides that, in the case of a corporation like us that was formerly a taxable C corporation, and in the case of a corporation that is acquired by us, we may qualify as a REIT for a taxable year only if we distribute, within the time required by the Code, all of its ''earnings and profits," if any, accumulated in any non-REIT year. We and our former owners retained independent certified public accountants to determine our earnings and profits as of February 11, 1994 (and December 31, 1994) for purposes of the distribution requirement. The determination by the independent certified public accountants that we had no non-REIT earnings and profits was based upon our tax returns as filed with the IRS and other assumptions and qualifications set forth in the reports issued by such accountants. We also believe we have satisfied this requirement with respect to each corporation that we have acquired.

   Any adjustments to our taxable income for taxable years ending on or before the effective date of our REIT election, including as a result of an examination of our returns by the IRS, could affect the calculation of our earnings and profits as of the appropriate measurement date. Furthermore, the determination of earnings and profits requires the resolution of certain technical tax issues with respect to which there is no authority directly on point and, consequently, the proper treatment of these issues for earnings and profits purposes is not free from doubt. There can be no assurance that the IRS will not examine our tax returns for prior years and propose adjustments to increase our taxable income. In this regard, the IRS can consider all taxable years of a corporation as open for review for purposes of determining the amount of such earnings and profits.

   Failure to Qualify


   If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to Holders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to Holders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. In addition, tax legislation currently being considered by Congress contains language which, due to the extent of Westfield America Trust's ownership interest in us, may prevent us from re-electing REIT status in the event that our REIT election is terminated. Moreover, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by such corporation to become a REIT, and this proposal, if enacted, could also effectively preclude us from re-electing REIT status.


 TAX ASPECTS OF OUR INVESTMENTS IN PARTNERSHIPS

   General


   Substantially all of our investments are held indirectly through the Partnerships. In general, partnerships are ''pass-through'' entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income.

   Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by such partnerships. See ''--Taxation of the Company--Ownership of Partnership Interests.''


   Entity Classification


   Our direct and indirect investment in the Partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of the Partnerships as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If one of the Partnerships were treated as an association for Federal income tax purposes, it would be taxable as a corporation subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change, which could preclude us from satisfying the asset tests and/or the income tests (see ''--Taxation of the Company-Asset Tests'' and ''--Taxation of the Company--Income Tests''), and in turn could prevent us from qualifying as a REIT. See ''--Taxation of the Company--Failure to Qualify'' above for a discussion of the effect of our failure to meet such tests for a taxable year. In addition, any change in the status of any of the Partnerships for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distributions.


   Tax Allocations with Respect to the Properties

   Pursuant to the Code and the regulations thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a ''Book-Tax Difference''). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of such items to the other partners. These rules would apply to the contribution by us to an existing partnership of the cash proceeds received in any offerings of its stock.

   With respect to any property purchased or to be purchased by any of the Partnerships (other than through the issuance of partnership units), such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

   Sale of the Properties


   Our share of any gain realized by any of the Partnerships in which we hold a direct or indirect interest on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See ''--Requirements for Qualification-- Income Tests.'' Such prohibited transaction income may also have an adverse effect on our ability to satisfy the income tests for status as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. We intend to hold our interests in the Partnerships, and the Partnerships intend to hold their properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the properties and to make such occasional sales of the properties, including peripheral land, as are consistent with our investment objectives. Accordingly, we believe that our interests in the Partnerships, and the Partnerships' interests in the properties will not be treated as inventory or as property held primarily for sale to customers in the ordinary course of a trade or business.


 TAXATION OF TAXABLE DOMESTIC HOLDERS

   Distributions


   As long as we qualify as a REIT, distributions made to our taxable domestic Holders ("U.S. Holders") out of current or accumulated earnings and profits (and not designated as capital gain distributions or retained net long-term capital gains) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain distributions will be taxed as long-term capital gain (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. Holder has held its Shares. If we elect to retain their share of capital gains rather than distribute them, a U.S. Holder will be deemed to receive a capital gain distribution equal to the amount of such retained net long-term capital gains. In that case, a U.S. Holder: (1) will be allowed a credit against its Federal income tax liability for its proportionate share of tax paid by us on retained capital gains, and (2) will receive an increase in the basis of its Shares equal to the excess of such deemed capital gain distribution over the amount of such tax credit. Corporate U.S. Holders may be required to treat up to 20% of certain capital gain distributions as ordinary income.


   Distributions in excess of current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that they do not exceed the adjusted tax basis of the U.S. Holder's shares, but rather will reduce the adjusted tax basis of such shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. Holder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the U.S. Holder. In addition, any distribution declared by us in October, November or December of any year and payable to a U.S. Holder of record on a specified date in any such month shall be treated as both paid by us and received by the U.S. Holder on December 31 of such year, provided that the distribution is actually paid by us during January of the following calendar year. Holders may not include in their individual income tax returns any of our net operating losses or capital losses.

   Dispositions of Shares

   In general, any loss upon a sale or exchange of Shares by a U.S. Holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent that distributions from us are required to be treated by such Holder as long-term capital gain.



 TAXATION OF NON-U.S.  HOLDERS

   The following is a discussion of certain anticipated U.S. Federal income and estate tax consequences of the ownership and disposition of our Shares applicable to Non-U.S. Holders of such Shares. A ''Non-U.S. Holder'' is any Holder other than (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, (3) an estate or trust whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source, or (4) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. The discussion is based on current law and is for general information only.
 The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

   Ordinary Distributions


   The portion of distributions received by Non-U.S. Holders payable out of our earnings and profits which are not attributable to our capital gains and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (or lower rate, if so provided by an applicable income tax treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Shares. In cases where the distribution income from a Non-U.S. Holder's investment in our stock is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. Holders are taxed with respect to such distributions (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).


   Return of Capital Distributions

   Distributions in excess of our current and accumulated earnings and profits to a Non-U.S. Holder will not be subject to income tax to the extent that they do not exceed the Non-U.S. Holder's adjusted basis in the Shares with respect to which such distribution occurs, but rather will reduce the adjusted basis of such Shares. To the extent that such distributions exceed the Non-U.S. Holder's adjusted basis in the Shares with respect to which such distribution occurs, they will give rise to gain from the sale or exchange of such Shares, the tax treatment of which is described below. Because at the time of a distribution we generally will not know whether such distribution is in excess of earnings and profits, we generally will withhold at a rate of 30% (or a lower applicable treaty rate) on the entire amount of any distribution that is not a capital gain distribution, the tax treatment of which is described below. If we determine that a distribution is in excess of our earnings and profits, we will not withhold with respect to such excess provided that the Shares with respect to which such distribution is made do not constitute a United States Real Property Interest in the hands of the Non-U.S. Holder who receives such distribution as provided below in "Disposition of Stock of the Company". Any Non-U.S. Holder may seek a refund of withheld amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits and the amount withheld exceeded such Non-U.S. Holder's United States tax liability with respect to the distribution.

   Capital Gain Distributions


   Under the Foreign Investment in Real Property Tax Act of 1980
 ("FIRPTA"), a distribution made by us to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the properties beneficially owned by us ("USRPI Capital Gains"), will be considered to be income effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain distribution. In addition, we will be required to withhold tax equal to 35% of the amount of distributions to the extent such distributions constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder that is not entitled to treaty exemption. If we elect to retain their share of capital gains rather than distribute them, a Non-U.S. Holder will be deemed to receive a capital gain distribution equal to the amount of such retained net long-term capital gains. In that case, a Non-U.S. Holder: (1) will be allowed a credit against its Federal income tax liability for its proportionate share of tax paid by us on retained capital gains, and (2) will receive an increase in the basis of its Shares equal to the excess of such deemed capital gain distribution over the amount of such tax credit.

   Disposition of Shares of the Company

   Unless our Shares constitute a USRPI, a sale of such Shares by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Shares would not constitute a USRPI if we were a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. We are not a domestically controlled REIT. A Non-U.S. Holder's sale of Shares generally nevertheless will not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) either the Series C Shares or the Common Shares into which they convert are ''regularly traded'' (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE, on which the Common Shares will be listed) and (2) at all times during the testing period specified in the Code, the selling Non-U.S. Holder (after application of certain constructive ownership rules) held either (a) 5% or less of our outstanding Series C Shares, in the event that such shares are regularly traded on an established securities market, (b) an amount of Series C Shares, the value of which is 5% or less than the value of our outstanding Common Shares, in the event that the Series C Shares are not regularly traded on an established securities market, or (c) 5% or less of our outstanding Common Shares, if the Series C Shares owned by such Non-U.S. Holder have been converted into Common Shares.


   If gain on the sale of our stock were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. Holder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.


   Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (1) if the Non-U.S. Holder's investment in our stock is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, and (2) the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a ''tax home'' in the United States.


   Estate Tax


   Stock of the Company owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includible in the estate for U.S. Federal estate tax purposes.


   Information Reporting and Backup Withholding For Non-U.S. Holders

   We must report annually to the IRS and to each Non-U.S. Holder the amount of distributions (including any capital gain distributions) paid to, and the tax withheld with respect to, such Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.


   U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting generally will not apply to distributions (including any capital gain distributions) paid on our Shares to a Non-U.S. Holder at an address outside the United States.

   The payment of the proceeds from the disposition of Shares to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of Shares to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.


   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. Federal income tax liability, provided that the required information is furnished to the IRS.

   The IRS has issued final Treasury Regulations regarding the backup withholding rules as applied to Non-U.S. Holders. Those final Treasury Regulations alter the current system of backup withholding compliance and will be effective for payments made after December 31, 2000. Prospective purchasers should consult their-tax advisors regarding the application of the final Treasury Regulations and the potential effect on their ownership of Shares.


 SPECIAL TAX ISSUES RELATING TO THE SERIES C SHARES

   Tax Consequences upon Conversion of Series C Shares into Common Shares

   In general, unless a holder of Series C Shares (a "Series C Holder") receives cash in lieu of fractional shares, such holder will not recognize gain or loss upon the conversion of the Series C Shares into Common Shares. Certain Non-U.S. Holders, however, may be required to comply with certain filing requirements imposed under FIRPTA in order to convert their Series C Shares into Common Shares on a tax free basis. The tax basis of a Series C Holder in the Common Shares received upon such conversion will equal that holders's tax basis in the Series C Shares surrendered in the conversion, reduced by any basis attributable to fractional shares deemed received.
 The holding period for the Common Shares will include the Series C Holder's holding period for the Series C Shares. Based on the Internal Revenue Service's present advance ruling policy, cash received in lieu of a fractional Common Share upon conversion of Series C Shares should be treated as a payment in redemption of the fractional share interest in that Common Share. See "--Redemption of Series C Shares" below.

   Deemed Dividends on Series C Shares

   The conversion price of the Series C Shares may be adjusted if we make certain distributions of stock, cash, or other property to our shareholders. If we make such a distribution, and such distribution results in an adjustment to the conversion price, a Series C Holder may be viewed as receiving a "deemed distribution" which is taxable as a dividend under Sections 301 and 305 of the Code.

   Redemption of Series C Shares

   The tax treatment of a Series C Holder upon our redemption of Series C Shares can only be determined on the basis of particular facts as to each Series C Holder at the time of such redemption. If a Series C Holder who holds the Series C Shares as a capital asset satisfies one of the three tests described below, then such holder will recognize capital gain or loss from the sale of such Series C Shares measured by the difference between the amount realized by the Series C Holder upon the redemption and that holder's adjusted tax basis in the Series C Shares that are redeemed. Such Series C Holder will be treated in that way only if the redemption: (1) results in a "complete termination" of the Series C Holder's interest in all classes of our shares, (2) is "substantially disproportionate" with respect to the Series C Holder's interest in us or (3) is "not essentially equivalent to a dividend" with respect to the Series C Holder. In determining whether any of these tests have been met, shares considered to be owned by the Series C Holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. To the extent a redemption does not change the Series C Holder's net ownership in us, such a redemption will be treated as a dividend to such redeeming Series C Holder. Because the determination as to whether any of the alternative tests described above will be satisfied with respect to any particular Series C Holder depends upon the facts and circumstances at the time of the redemption, prospective investors are advised to consult their own tax advisors to determine their tax treatment upon a redemption. Non-U.S. Holders should note that a redemption that is treated as a sale of the Series C Shares may be subject to tax in the same manner as a sale of the Series C Shares. See "-- Taxation of Foreign Shareholders."

   If the redemption does not meet any of the tests described above, then the redemption proceeds received by the Series C Holder will be treated as a distribution on the Series C Shares as described under "--Taxation of Taxable Domestic Series C Holders" and "--Taxation of Non-U.S. Holders." If the redemption is taxed as a dividend, the Series C Holder's adjusted tax basis in the Series C Shares that are redeemed will be transferred to any other shares of our stock held by such Series C Holder. If, however, the Series C Holder has no remaining share holdings in us, that basis could be transferred to a related person or it may be lost.

 TAXATION OF TAX-EXEMPT HOLDERS

   Based upon a published ruling by the IRS, distributions by us to a Holder that is a tax-exempt entity will not constitute ''unrelated business taxable income'' (''UBTI''), provided that the tax-exempt entity has not financed the acquisition of its shares with ''acquisition indebtedness'' within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

   Notwithstanding the preceding paragraph, however, a portion of the distributions paid by us may be treated as UBTI to certain U.S. private pension trusts if we are treated as a ''pension-held REIT.'' We are not, and do not expect to become, a ''pension-held REIT.'' If we were to become a pension-held REIT, these rules generally would only apply to certain U.S. pension trusts that hold more than 10% of our stock.


 OTHER TAX CONSEQUENCES

   Possible Legislative or Other Actions Affecting Tax Consequences


   The present Federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us. For example, tax legislation currently being considered by Congress contains language which, due to the extent of Westfield America Trust's ownership interest in us, may prevent us from re-electing REIT status in the event that our REIT election is terminated. In addition, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT, and this proposal, if enacted, could also effectively preclude us from re-electing REIT status following a termination.


   State and Local Taxes


   We may be subject to state or local income and other taxation in various state or local jurisdictions. The state and local tax treatment of us may not conform to the Federal income tax consequences discussed above. Consequently, prospective Holders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in us.



                            PLAN OF DISTRIBUTION

      The selling shareholder may offer the Series C Shares and the Common Shares from time to time following the effectiveness of the registration statement of which this prospectus constitutes a part. As used in this section, "selling shareholder" includes Merrill Lynch International Private Finance Limited, as a pledgee of the Series C Shares and any other donees and pledgees selling Series C Shares or the Common Shares received from Security Capital Preferred Growth after the date of this prospectus. The methods by which the Series C Shares and the Common Shares may be sold include:


 o a block trade in which the broker-dealer so engaged will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

 o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

 o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  o in the case of the offered Common Shares, an exchange distribution in accordance with the rules of the New York Stock Exchange or other exchange or trading system on which the Common Shares are admitted for trading privileges;

 o    privately-negotiated transactions;

 o    through put or call transactions relating to the offered shares;

 o    through short-sales of the offered shares;

 o    pursuant to Rule 144 or otherwise; and

 o    underwritten transactions.

 The Series C Shares or Common Shares may be sold from time to time in one or more transactions at

 o    a fixed price or prices, which may be changed;

 o    market prices prevailing at the time of sale;

 o    prices related to such prevailing market prices; or

 o    negotiated prices.

      The selling shareholder and any underwriters, broker-dealers or agents that participate in the distribution of Series C Shares or Common Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of the Series C Shares or Common Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of Series C Shares or Common Shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, upon our being notified by the selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

      To comply with the securities laws of some jurisdictions, if applicable, the Series C Shares and Common Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the Series C Shares and Common Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

      In addition, Security Capital Preferred Growth may from time to time sell Series C Shares or Common Shares in transactions under Rule 144 promulgated under the Securities Act.

      Pursuant to the Registration Rights Agreement, we will pay all registration expenses in connection with the registration of the Series C Shares and Common Shares. We and Security Capital Preferred Growth have agreed to indemnify each other against some civil liabilities, including some liabilities under the Securities Act.


                               LEGAL MATTERS


      The validity under Missouri law of the Series C Shares and the Common Shares offered hereby has been passed upon for us by Husch & Eppenberger, LLC, St. Louis, Missouri, and some tax matters have been passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.


                                  EXPERTS

      Ernst & Young LLP, independent auditors have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

      Ernst & Young LLP, independent auditors have audited the statement of revenues and certain expenses of Topanga Plaza for the year ended December 31, 1997, included in our Form 8-K dated February 3, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The statement of revenue and certain expenses of Topanga Plaza is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

      The combined statement of revenues and certain expenses of selected TrizecHahn Acquisition Properties to be acquired less than 100% by Westfield America, Inc. for the year ended December 31, 1997 and the statement of revenues and certain expenses of selected TrizecHahn Acquisition Properties to be acquired by Westfield America, Inc. for the year ended December 31, 1997 have been incorporated by reference in the registration statement on Form S-3 of which this prospectus is a part in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, included in our Form 8-K/A as filed on February 1, 1999, and upon the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:

o     our Annual Report on Form 10-K for the year ended December 31, 1998;


o our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999 and June 30, 1999;


o     our Current Reports on Form 8-K filed:


      o o December 2, 1998 (as amended by Form 8-K/A filed on February 1,
          1999);
      o o February 3, 1999;
      o o February 19, 1999; and
      o o July 8, 1999 (as amended by Form 8-K/A filed on July 13, 1999);


o The description of our capital stock contained in our Registration Statement on Form 8-A filed pursuant to the Exchange Act, including any amendment or report filed to update the description.

      You may request a copy of these filings, at no cost by writing or telephoning us at the following address:

      Westfield America
      Secretary
      11601 Wilshire Boulevard, 12th Floor
      Los Angeles, CA  90025
      (310) 478-4456

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Security Capital will not make an offer of the Series C Shares or Common Shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.







                      [GRAPHIC BOX DELETED] [WEA LOGO]






                                  PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

 ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the various expenses (other than underwriting discounts, concessions and commissions) expected to be incurred in connection with the issuance and distribution of securities being registered. Except for the SEC filing fee, all amounts shown below are estimates.


 SEC registration fee  . . . . . . . . . . . . . . .  $ 34,751
 Legal fees and expenses . . . . . . . . . . . . . .   100,000
 Accounting fees and expenses  . . . . . . . . . . .    20,000
 Printing and engraving expenses . . . . . . . . . .     1,000
 Miscellaneous . . . . . . . . . . . . . . . . . . .     4,249
     Total . . . . . . . . . . . . . . . . . . . . .  $160,000


      The Company will bear all of the foregoing expenses.

 ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Company has obtained, and pays the cost of, directors' and officers' liability insurance coverage in the amount of $25.0 million (subject to a retention or a "deductible" of $250,000). Directors' and officers' insurance insures (i) the directors and officers of the Company from any claim arising out of an alleged wrongful act by the directors and officers of the Company in their respective capacities as directors and officers of the Company, and (ii) the Company to the extent that the Company has indemnified the directors and officers for such loss. The Articles of Incorporation provide for indemnification to the full extent permitted by Missouri law.

      Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorney's fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

      Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorney's fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court.

      Section 351.355(3) provides that a corporation shall indemnify any such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding, and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or
 (ii) is authorized, directed or provided for in any by-law or agreement of the corporation which has been adopted by a vote of the shareholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

      The Articles of Incorporation of the Company contain provisions indemnifying its directors and officers to the extent authorized specifically by Sections 351.355(1), (2), (3) and (7).

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

 ITEM 16.  LIST OF EXHIBITS.

 EXHIBIT
 NUMBER         DESCRIPTION


  4.1 Restated Articles of Incorporation of Westfield America, Inc. (Exhibit 3.1(1)).
  4.2 Second Amended and Restated By-Laws of Westfield America, Inc. (Exhibit 3.2(2)).
  4.3 Amendment No. 1 to the Second Amended and Restated By-Laws of Westfield America, Inc. (Exhibit 3.3(2)).
  4.4 Amendment No. 2 to the Second Amended and Restated By-Laws of Westfield America, Inc. (Exhibit 3.4(2)).
  4.5 Amendment No. 3 to the Second Amended and Restated By-Laws of Westfield America, Inc. (Exhibit 3.5(2)).
  4.6   Specimen certificate representing Series C Preferred Shares.*
  4.7   Specimen certificate representing Series C-1 Preferred Shares.*
  4.8   Specimen certificate representing Series C-2 Preferred Shares.*
  4.9   Specimen certificate representing Common Shares.*
  5.1 Opinion of Husch & Eppenberger, as to legality of the Series C Shares and the Common Shares.
  8.1   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.
 12.1 Statement re: Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
 23.1   Consent of Ernst & Young LLP.
 23.2   Consent of PricewaterhouseCoopers LLP.
 23.3   Consent of Husch & Eppenberger (included in Exhibit 5.1).
 23.4   Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
        Exhibit 8.1).
 24.1   Power of Attorney.*
 ____________________
 *      Previously filed.
 (1) Incorporated by reference to designated exhibit to Westfield America's quarterly report on Form 10-Q filed August 16, 1999, File No. 333-22731.
 (2) Incorporated by reference to designated exhibit to Westfield America's quarterly report on Form 10-Q filed May 17, 1999, File No. 333-22731.




 ITEM 17.  UNDERTAKINGS.

 (a)  The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

 provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d)  The undersigned registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                 SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 24, 1999.

                               WESTFIELD AMERICA, INC.
                               (Registrant)

                               By: /s/ Peter S. Lowy

                               Peter S. Lowy,
                               Director and Co-President


          Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated on the 24th of August, 1999.


                   *                 Director and Chairman of the Board
     _________________________
          Frank P. Lowy


       /s/ Peter S. Lowy             Director and Co-President
     _________________________       (Principal Executive Officer)
          Peter S. Lowy


                   *                 Co-President
     ________________________        (Principal Executive Officer)
          Richard E. Green


                   *                 Chief Financial Officer and Treasurer
     ________________________        (Principal Financial and Accounting
          Mark A. Stefanek           Officer)


                   *                 Director
     ________________________
          Roy L. Furman


                    *                Director
     _________________________
          Frederick G. Hilmer


                    *                Director
     _________________________
          David H. Lowy


                    *                Director
     _________________________
          Herman Huizinga


                    *                Director
     _________________________
          Bernard Marcus


                    *                Director
     __________________________
          Larry A. Silverstein


                    *                Director
     ___________________________
          Francis T. Vincent, Jr.


 By:      /s/ Irv Hepner
      ___________________________
          Irv Hepner,
          Attorney-in-fact



 EXHIBIT INDEX

 EXHIBIT NUMBER               DESCRIPTION

 5.1 Opinion of Husch & Eppenberger, as to legality of the Series C Shares and the Common Shares.
 8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters.
 12.1 Statement re Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.
 23.1     Consent of Ernst & Young LLP.
 23.2     Consent of PricewaterhouseCoopers LLP.